SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 27, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated October 27, 2016: Nokia Corporation Interim Report for Q3 2016 and January-September 2016

INTERIM REPORT

October 27, 2016

Nokia Corporation Interim Report for Q3 2016 and January-September 2016

Solid financial and operational performance across the company

Nokia Corporation

Interim Report

October 27, 2016 at 08:00 (CET +1)

This is a summary of the Nokia Corporation interim report for third quarter 2016 and January-September 2016 published today. The complete interim report for third quarter 2016 and January-September 2016 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our interim reports only, but should review the complete interim reports with tables.

FINANCIAL HIGHLIGHTS

•                  Non-IFRS net sales in Q3 2016 of EUR 6.0 billion (reported: EUR 5.9 billion). In the year-ago quarter, non-IFRS net sales would have been EUR 6.4 billion on a comparable combined company basis (reported: EUR 3.0 billion on a Nokia stand-alone basis).

•                  Non-IFRS diluted EPS in Q3 2016 of EUR 0.04 (reported: EUR negative 0.02).

Nokia’s Networks business

•                  12% year-on-year net sales decrease in Q3 2016. Consistent with our outlook for the wireless infrastructure market, net sales were weak in Mobile Networks within Ultra Broadband Networks, and accounted for approximately 80% of the overall decrease in Nokia’s Networks business. IP Networks and Applications also contributed to the decrease. This was partially offset by growth in Fixed Networks within Ultra Broadband Networks.

•                  In Q3 2016, solid gross margin of 37.2% and operating margin of 8.1%, supported by continued strong operational performance and cost controls.

Nokia Technologies

•                  109% year-on-year net sales increase and 168% operating profit increase in Q3 2016. Excluding the impact of non-recurring licensing income, Nokia Technologies net sales and operating profit both would have grown by approximately 50% year-on-year, primarily due to higher intellectual property licensing income and, to a lesser extent, increased net sales resulting from the acquisition of Withings.

Group Common and Other

•                  41% year-on-year net sales increase in Q3 2016, with particularly strong growth in Alcatel Submarine Networks.

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Q3 and January-September 2016 non-IFRS results. Refer to note 1 to the interim financial statements for further details (1),(2)

		Combined company							Combined company historicals(2)
EUR million	Q3’16	historicals(2) Q3’15	YoY change		Q2’16	QoQ change		Q1- Q3’16	Q1- Q3’15	YoY change
Net sales — constant currency (non-IFRS)			(6)%			4%				(8)%
Net sales (non-IFRS)	5 950	6 395	(7)%		5 676	5%		17 230	18 887	(9)%
Nokia’s Networks business	5 322	6 020	(12)%		5 228	2%		15 730	17 578	(11)%
Ultra Broadband Networks	3 903	4 469	(13)%		3 807	3%		11 438	12 999	(12)%
IP Networks and Applications	1 419	1 552	(9)%		1 421	0%		4 292	4 579	(6)%
Nokia Technologies	353	169	109%		194	82%		745	661	13%
Group Common and Other	298	211	41%		271	10%		805	668	21%
Gross profit (non-IFRS)	2 365	2 410	(2)%		2 202	7%		6 771	7 170	(6)%
Gross margin % (non-IFRS)	39.7%	37.7%	200	bps	38.8%	90	bps	39.3%	38.0%	130	bps
Operating profit (non-IFRS)	556	682	(18)%		332	67%		1 233	1 607	(23)%
Nokia’s Networks business	432	678	(36)%		312	38%		1 081	1 399	(23)%
Ultra Broadband Networks	326	478	(32)%		228	43%		788	954	(17)%
IP Networks and Applications	106	200	(47)%		84	26%		293	445	(34)%
Nokia Technologies	225	84	168%		89	153%		420	381	10%
Group Common and Other	(101)	(80)			(68)			(268)	(173)
Operating margin % (non-IFRS)	9.3%	10.7%	(140	)bps	5.8%	350	bps	7.2%	8.5%	(130	)bps

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Q3 and January-September 2016 reported results, unless otherwise specified. Refer to note 1 to the interim financial statements for further details(1),(3)

EUR million		Nokia standalone							Nokia standalone historicals(3)
(except for EPS in EUR)	Q3’16	historicals(3) Q3’15	YoY change		Q2’16	QoQ change		Q1- Q3’16	Q1- Q3’15	YoY change
Net Sales - constant currency			95%			5%				91%
Net sales	5 890	3 036	94%		5 583	5%		16 972	8 890	91%
Nokia’s Networks business	5 322	2 877	85%		5 228	2%		15 730	8 277	90%
Ultra Broadband Networks	3 903	2 548	53%		3 807	3%		11 438	7 343	56%
IP Networks and Applications	1 419	329	331%		1 421	0%		4 292	934	360%
Nokia Technologies	353	163	117%		194	82%		745	624	19%
Group Common and Other	298	0			271	10%		805	0
Non-IFRS exclusions	(60)	0			(93)			(258)	0
Gross profit	2 216	1 316	68%		2 028	9%		5 798	3 843	51%
Gross margin %	37.6%	43.3%	(570	)bps	36.3%	130	bps	34.2%	43.2%	(900	)bps
Operating profit	55	333	(83)%		(760)			(1 417)	1 054
Nokia’s Networks business	432	412	5%		312	38%		1 081	854	27%
Ultra Broadband Networks	326	360	(9)%		228	43%		788	805	(2)%
IP Networks and Applications	106	52	104%		84	26%		293	49	498%
Nokia Technologies	225	89	153%		89	153%		420	383	10%
Group Common and Other	(101)	(23)			(68)			(268)	(14)
Non-IFRS exclusions	(501)	(145)	246%		(1 092)	(54)%		(2 650)	(168)	1 477%
Operating margin %	0.9%	11.0%	(1 010	)bps	(13.6)%	1 450	bps	(8.3)%	11.9%	(2 020	)bps
Profit (non-IFRS)	264	297	(11)%		171	54%		574	816	(30)%
(Loss)/profit (4)	(133)	188			(726)	(82)%		(1 570)	695
EPS, diluted (non-IFRS)	0.04	0.08	(50)%		0.03	33%		0.11	0.21	(48)%
EPS, diluted (4)	(0.02)	0.05			(0.12)			(0.25)	0.18
Net cash and other liquid assets	5 539	4 120	34%		7 077	(22)%		5 539	4 120	34%

(1)Results are as reported unless otherwise specified. The results information in this report is unaudited. Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the Non-IFRS Exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to this report. A reconciliation of the Q3 2015 non-IFRS combined company results to the reported results can be found in the “Nokia provides recast segment results for 2015 reflecting new financial reporting structure” stock exchange release published on April 22, 2016. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to Euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

(2)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

(3)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

(4)Reported Q1-Q3’16 result is not comparable to the reported results published previously due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit. Refer to note 6, “Acquisitions”, in the notes to the financial statements attached to this report for further details.

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SUBSEQUENT EVENTS

New expiration date announced for Nokia’s public buy-out offer for Alcatel-Lucent securities; Squeeze-out expected to occur on November 2, 2016

On October 4, 2016, the French stock market authority (Autorité des marchés financiers, “AMF”) announced that a legal action was filed before the Paris Court of Appeal (the “Court”) on September 30, 2016 for annulment of the AMF’s clearance decision regarding Nokia’s public buy-out offer (the “Public Buy-Out Offer”), which would be followed by a squeeze-out (the “Squeeze-Out”, together with the Public Buy-Out Offer, the “Offer”), for all remaining securities of Alcatel-Lucent.

On October 25, 2016, the AMF announced the continuation of the timetable of the Offer and, accordingly, the Public Buy-Out Offer period will end on October 31, 2016 and the Squeeze-Out will be implemented on November 2, 2016. In connection with the continuation of the timetable, as a precautionary measure, Nokia has agreed to certain commitments that are in force until the decision of the Court, and in the event that the AMF’s clearance decision would be nullified or amended by the Court.

The legal challenge filed before the Court against the AMF’s clearance decision regarding the Offer is still pending and the Court is expected to issue a decision during the first quarter of 2017. Nokia believes that the Offer complies with all applicable laws and regulations and that the legal challenge is without merit.

Nokia adjusts planned share repurchase program to EUR 1.0 billion, after using approximately EUR 560 million in cash to acquire Alcatel-Lucent securities in order to reach the 95% squeeze-out threshold

On October 29, 2015, Nokia announced a EUR 7 billion Capital Structure Optimization Program, including EUR 1.5 billion of share repurchases. The shareholder distributions were calculated assuming ownership of all outstanding shares of Alcatel-Lucent and conversion of all Nokia and Alcatel-Lucent convertible bonds.

Nokia intended to reach the 95% squeeze-out threshold through the initial and subsequent public share exchange offers made in Q4 2015 and Q1 2016 for all outstanding Alcatel-Lucent securities. However, as the 95% threshold was not reached through the exchange offers, Nokia has, in addition to using its shares, used approximately EUR 560 million in cash to acquire Alcatel-Lucent securities in order to reach the 95% threshold. If the Alcatel-Lucent securities that were purchased in cash by Nokia would have instead been exchanged for Nokia shares at the 0.55 exchange ratio for Alcatel-Lucent shares or the 0.704 exchange ratio for the relevant Alcatel-Lucent convertible bonds, approximately 87 million more Nokia shares would have been issued. Ultimately, including the expected cash to be used for the Public Buy-Out Offer and Squeeze-Out of approximately EUR 630 million, Nokia expects to use a total of approximately EUR 1.2 billion in cash to acquire Alcatel-Lucent securities; and instead of having approximately 6 billion Nokia shares outstanding at the end of the transaction, Nokia now expects approximately 5.8 billion outstanding shares.

Nokia considers the approximately EUR 560 million in cash that was used to reach the 95% squeeze-out threshold as indirect share repurchases, and thus, part of the planned EUR 1.5 billion share repurchase program. Consequently, under Nokia’s Capital Structure Optimization program, Nokia has already completed EUR 560 million of indirect share repurchases and intends

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to proceed with EUR 1.0 billion of share repurchases, starting after the completion of the squeeze-out and continuing through the end of 2017.

Nokia and China Huaxin continue negotiations to create a new joint venture combining Nokia China and Alcatel-Lucent Shanghai Bell

Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) are continuing their discussions under the memorandum of understanding, as originally announced on August 28, 2015, to combine Nokia’s telecommunications infrastructure businesses in China (“Nokia China”) and Alcatel-Lucent Shanghai Bell into a new joint venture.

The expected time frame to reach a definitive agreement was within nine months after completion of Nokia’s proposed combination with Alcatel-Lucent in January 2016. Due to the complexity of the negotiations, Nokia and China Huaxin have not reached final terms of how the new joint venture would be created. Therefore, Nokia and China Huaxin continue negotiations to create a new joint venture combining Nokia China and Alcatel-Lucent Shanghai Bell, while continuing to operate under the existing interim operating agreement.

NON-IFRS RESULTS

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this interim report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on the changes to our reportable segments, please refer to note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report.

In the discussion of Nokia’s results in the third quarter 2016 comparisons are given to the third quarter 2015 and second quarter 2016 results on a combined company basis, unless otherwise

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indicated. This data has been prepared to reflect the financial results of the continuing operations of Nokia as if the new financial reporting structure had been in operation for the full year 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained in the “Basis of preparation” section of Nokia’s stock exchange release published on April 22, 2016. These adjustments also include reallocation of items of costs and expenses based on their nature and changes to the definition of the line items in the combined company accounting policies, which also affect numbers presented in these interim financial statements for 2015.

In the discussion of Nokia’s reported results for the third quarter 2016 and January-September 2016 comparisons are given to the third quarter 2015 and January-September 2015 Nokia standalone historical results, which have been recast to reflect Nokia’s updated segment reporting structure excluding Alcatel-Lucent, unless otherwise indicated. From the beginning of 2016, Nokia’s results include those of Alcatel-Lucent on a consolidated basis and accordingly are not directly comparable to Nokia standalone historical results.

CEO STATEMENT

Nokia delivered solid third quarter results. Nokia Technologies led the way, with a sharp year-on-year increase in net sales, largely driven by revenues related to the Samsung licensing agreement that was announced in Q3. The results also reflect another excellent quarter from Fixed Networks, which improved both net sales and profitability from one year ago.

When we announced our second quarter results in August, we said that we expected to see slight sequential improvement in both net sales and operating margin in the third quarter in our Networks business, and we delivered in both of those areas. I was particularly pleased with our operating margin performance in the quarter, which reflects the strong, focused execution across the organization.

We were able to deliver these solid results despite market conditions that are softer than expected, particularly in mobile infrastructure. As we look forward, we expect those conditions to stabilize somewhat in 2017, with the primary addressable market in which Nokia competes likely to decline in the low single digits for that year.

I believe that Nokia remains well-positioned for this environment. Our disciplined operating model of tight cost controls, prudent investment and focused innovation; our constant industrialization of best practices across the company; our structured approach to fast integration and synergy capture — all help give us a competitive advantage.

In addition, the power of our broad portfolio was evident in the quarter. We have the unique scope necessary to be able to design and deliver end-to-end networks and thus anchor ourselves in the long-term purchasing strategies of our customers. We also have the capability to diversify into new areas where high-performance, end-to-end networks are increasingly required, such as for large Internet and enterprise vertical market companies. We are seeing good growth in these segments, and have plans to target them further as we move forward.

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While the fourth quarter is expected to be soft from a topline perspective, I believe that we will meet our guidance for our Networks business of significant sequential sales and operating margin increase for Q4 and our full-year operating margin guidance of 7% to 9%. In short, we remain on track in our execution and focused on creating value for our customers and shareholders.

Rajeev Suri

President and CEO

NOKIA IN Q3 2016 — NON-IFRS

Non-IFRS Net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 7% year-on-year and increased 5% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 6% year-on-year and increased 4% sequentially.

Year-on-year changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(699)	(12)%	(246)	23	1	(24)	(246)	(320	)bps
Nokia Technologies	184	109%	175	(10)	(23)	0	142	1 410	bps
Group Common and Other	87	41%	26	(6)	(10)	(31)	(21)	400	bps
Eliminations	(16)		0	0	0	0	0
Nokia	(444)	(7)%	(46)	7	(32)	(55)	(126)	(140	)bps

Sequential changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	94	2%	28	44	16	33	121	210	bps
Nokia Technologies	160	82%	154	(9)	(11)	2	137	1 780	bps
Group Common and Other	27	10%	(19)	(4)	(5)	(5)	(33)	(880	)bps
Eliminations	(6)		0	0	0	0	0
Nokia	274	5%	163	31	0	30	224	350	bps

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Sequentially, Nokia’s non-IFRS gross profit, non-IFRS other income and expense and non-IFRS operating profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

NOKIA IN Q3 2016 — REPORTED

FINANCIAL DISCUSSION

Net sales

Nokia net sales increased 94% year-on-year, compared to Nokia standalone net sales, and increased 5% sequentially. On a constant currency basis, Nokia net sales would have increased 95% year-on-year, compared to Nokia standalone net sales, and 5% sequentially.

Year-on-year discussion

The year-on-year increase in Nokia net sales in the third quarter 2016, compared to Nokia standalone net sales, was primarily due to growth in Nokia’s Networks business and Group Common and Other, both of which primarily related to the acquisition of Alcatel-Lucent, as well as growth in Nokia Technologies. This was partially offset by purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Sequential discussion

The sequential increase in Nokia net sales in the third quarter 2016 was primarily due to growth in Nokia Technologies and Nokia’s Networks business, the positive impact related to the purchase price allocation adjustment associated with the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition and growth in Group Common and Other.

Operating profit

Year-on-year discussion

The year-on-year decrease in Nokia operating profit, compared to Nokia standalone operating profit, was primarily due to higher research and development (“R&D”) expenses and higher selling, general and administrative (“SG&A”) expenses, partially offset by higher gross profit, all of which related primarily to the acquisition of Alcatel-Lucent.

The increase in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies and Group Common and Other, partially offset by non-IFRS exclusions related to deferred revenue.

The increase in R&D expenses was primarily due to Nokia’s Networks business, non-IFRS exclusions related to amortization of intangible assets and, to a lesser extent, Group Common and Other and Nokia Technologies.

The increase in SG&A expenses was primarily due to Nokia’s Networks business, non-IFRS exclusions related to amortization of intangible assets, as well as transaction and integration related costs and, to a lesser extent, Group Common and Other and Nokia Technologies.

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Nokia’s other income and expenses was an expense of EUR 39 million in the third quarter 2016, compared to an expense of EUR 80 million in the year-ago period. The net positive fluctuation was primarily related to non-IFRS exclusions attributable to lower restructuring and associated charges, partially offset by the absence of realized gains related to certain of Nokia’s investments made through its venture funds.

Sequential discussion

Nokia operating profit increased primarily due to lower restructuring and associated charges and higher gross profit. Sequentially, Nokia’s gross profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

The increase in gross profit was primarily due to Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 39 million in the third quarter 2016, compared to an expense of EUR 643 million in the second quarter 2016. The decrease was primarily due to lower restructuring and associated charges. Sequentially, Nokia’s other income and expense benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

Description of non-IFRS exclusions in Q3 2016

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation, Continuing Operations”, in the notes to the financial statements attached to this report.

		Nokia standalone historicals(1)			QoQ
EUR million	Q3’16	Q3’15	YoY change	Q2’16	change
Net sales	(60)	0		(93)	(35)%
Gross profit	(149)	0		(174)	(14)%
R&D	(179)	(8)	2 138%	(162)	10%
SG&A	(145)	(37)	292%	(154)	(6)%
Other income and expenses	(29)	(100)		(602)
Operating profit/(loss)	(501)	(145)		(1 092)	(54)%
Financial income and expenses	(1)	0		(3)	(67)%
Taxes	105	35	200%	200	(48)%
Profit/(loss)	(397)	(109)		(896)	(56)%
Profit/(loss) attributable to the shareholders of the parent	(378)	(109)		(862)	(56)%
Non-controlling interests	(20)	0		(34)	(41)%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

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Net sales

In the third quarter 2016, non-IFRS exclusions in net sales amounted to EUR 60 million, and related to purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Operating profit

In the third quarter 2016, non-IFRS exclusions in operating profit amounted to EUR 501 million, and were attributable to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the third quarter 2016, non-IFRS exclusions in gross profit amounted to EUR 149 million, and primarily due to product portfolio integration costs related to the acquisition of Alcatel-Lucent, and the deferred revenue.

In the third quarter 2016, non-IFRS exclusions in R&D expenses amounted to EUR 179 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, product portfolio integration costs related to the acquisition of Alcatel-Lucent.

In the third quarter 2016, non-IFRS exclusions in SG&A expenses amounted to EUR 145 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent, as well as integration and transaction related costs.

In the third quarter 2016, non-IFRS exclusions in other income and expenses amounted to EUR 29 million, and primarily related to EUR 34 million of restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the third quarter 2016. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program.

In EUR million, approximately	Q3’16
Opening balance of restructuring and associated liabilities	970
+ Charges in the quarter	40
- Cash outflows in the quarter	200
= Ending balance of restructuring and associated liabilities	810
of which restructuring provisions	780
of which other associated liabilities	30

Total expected restructuring and associated charges	1 200
- Cumulative recorded	640
= Charges remaining to be recorded	560

Total expected restructuring and associated cash outflows	1 650
- Cumulative recorded	280
= Cash outflows remaining to be recorded	1 370

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OUTLOOK

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies.

Under this expanded cost savings program, restructuring and associated charges are expected to total approximately EUR 1.2 billion, of which approximately EUR 640 million was recorded as of Q3 2016.

Related restructuring and associated cash outflows are expected to total approximately EUR 1.65 billion, of which approximately EUR 230 million was recorded as of Q3 2016.

In addition to the above amounts, note that Nokia’s overall charges and cash outflows will also include amounts related to network equipment swaps. The charges related to network equipment swaps will be recorded as non-IFRS exclusions and, therefore, will not affect Nokia’s non-IFRS operating profit.

	FY16 Non-IFRS financial income and expense	Expense of approximately EUR 300 million

Primarily includes net interest expenses related to interest-bearing liabilities, interest costs related to the defined benefit pension and other post-employment benefit plans, as well as the impact from changes in foreign exchange rates on certain balance sheet items. This outlook may vary subject to changes in the above listed items.

	FY16 Non-IFRS tax rate	Approximately 40% for Q4 2016 and above 40% for full year 2016 (update)

The increase in the non-IFRS tax rate for the combined company, compared to Nokia on a standalone basis, is primarily attributable to unfavorable changes in the regional profit mix as a result of the acquisition of Alcatel-Lucent. Nokia expects its effective long-term non-IFRS tax rate to be clearly below the full year 2016 level, and intends to provide further commentary later in 2016. (This update adds Q4 2016 guidance to unchanged full year 2016 guidance.)

	FY16 Cash outflows related to taxes	Approximately EUR 400 million	May vary due to profit levels in different jurisdictions and the amount of licensing income subject to withholding tax.
	FY16 Capital expenditures	Approximately EUR 550 million (update)	Primarily attributable to Nokia’s Networks business. (This is an update to the earlier outlook for EUR 650 million.)

Nokia’s Networks business	FY16 net sales FY16 operating margin	Decline YoY 7-9%

Combined company net sales and operating margin are expected to be influenced by factors including:

•             A declining capital expenditure environment in 2016 for our overall addressable market (this is an update to the earlier guidance commentary for a flattish capital expenditure environment);

•             A declining wireless infrastructure market in 2016;

•             Significant focus on the integration of Alcatel-Lucent, particularly in the first half of 2016;

•             Significant QoQ net sales growth and operating margin expansion in Q4 2016;

•             Net sales declining YoY in Q4 2016 at an approximately similar rate as in Q3 2016 (new commentary);

•             Competitive industry dynamics;

•             Product and regional mix;

•             The timing of major network deployments; and

•             Execution of cost savings plans.

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Nokia Technologies	FY16 Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for fiscal year 2016. Nokia expects annualized net sales related to patent and brand licensing to grow to a run rate of approximately EUR 950 million by the end of 2016. License agreements which currently contribute approximately EUR 150 million to the annualized net sales run rate are set to expire before the end of 2016. If we do not renew these license agreements, nor sign any new licensing agreements, the annualized net sales run rate would be approximately EUR 800 million in early 2017. Furthermore, the contribution of the Withings acquisition to Nokia Technologies net sales is expected to be approximately EUR 50 million in the second half of 2016, with strong Q4 seasonality. The contribution of the acquisition to Nokia Technologies operating profit is expected to be slightly negative for the second half of 2016.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) our ability to squeeze out the remaining Alcatel Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel Lucent; C) expectations, plans or benefits related to our strategies and growth management; D) expectations, plans or benefits related to future performance of our businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint-ventures or the creation of joint-ventures, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities, including the implications of the legal action brought against the French stock market authority’s (Autorité des marchés financiers) clearance decision on Nokia’s proposed public buy-out offer followed by a squeeze-out; K) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel

12

Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) our ability to complete the purchases of the remaining outstanding Alcatel Lucent securities and realize the benefits of the public exchange offer for all outstanding Alcatel Lucent securities, and the outcome of the decision by the French Court of Appeal in relation to the clearance decision of Nokia’s proposed public buy-out offer and squeeze-out; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations, as well as hedging activities; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies or failures to create planned joint ventures; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s

13

other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial statements were authorized for issue by management on October 26, 2016.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•             Nokia plans to hold its Capital Markets Day in Barcelona on November 15, 2016.

•             Nokia plans to publish its fourth quarter and annual 2016 results on February 2, 2017.

•             Nokia’s Annual General Meeting 2017 is planned to be held on May 23, 2017.

14

Interim Report for Q3 2016 and January-September 2016

Solid financial and operational performance across the company

Financial highlights

•             Non-IFRS net sales in Q3 2016 of EUR 6.0 billion (reported: EUR 5.9 billion). In the year-ago quarter, non-IFRS net sales would have been EUR 6.4 billion on a comparable combined company basis (reported: EUR 3.0 billion on a Nokia stand-alone basis).

•             Non-IFRS diluted EPS in Q3 2016 of EUR 0.04 (reported: EUR negative 0.02).

Nokia’s Networks business

•             12% year-on-year net sales decrease in Q3 2016. Consistent with our outlook for the wireless infrastructure market, net sales were weak in Mobile Networks within Ultra Broadband Networks, and accounted for approximately 80% of the overall decrease in Nokia’s Networks business. IP Networks and Applications also contributed to the decrease. This was partially offset by growth in Fixed Networks within Ultra Broadband Networks.

•             In Q3 2016, solid gross margin of 37.2% and operating margin of 8.1%, supported by continued strong operational performance and cost controls.

Nokia Technologies

•             109% year-on-year net sales increase and 168% operating profit increase in Q3 2016. Excluding the impact of non-recurring licensing income, Nokia Technologies net sales and operating profit both would have grown by approximately 50% year-on-year, primarily due to higher intellectual property licensing income and, to a lesser extent, increased net sales resulting from the acquisition of Withings.

Group Common and Other

•             41% year-on-year net sales increase in Q3 2016, with particularly strong growth in Alcatel Submarine Networks.

October 27, 2016

Q3 and January-September 2016 non-IFRS results. Refer to note 1 to the interim financial statements for further details (1),(2)

		Combined company historicals(2)	YoY			QoQ		Q1-	Combined company historicals(2)	YoY
EUR million	Q3’16	Q3’15	change		Q2’16	change		Q3’16	Q1-Q3’15	change
Net sales — constant currency (non-IFRS)			(6)%			4%				(8)%
Net sales (non-IFRS)	5 950	6 395	(7)%		5 676	5%		17 230	18 887	(9)%
Nokia’s Networks business	5 322	6 020	(12)%		5 228	2%		15 730	17 578	(11)%
Ultra Broadband Networks	3 903	4 469	(13)%		3 807	3%		11 438	12 999	(12)%
IP Networks and Applications	1 419	1 552	(9)%		1 421	0%		4 292	4 579	(6)%
Nokia Technologies	353	169	109%		194	82%		745	661	13%
Group Common and Other	298	211	41%		271	10%		805	668	21%
Gross profit (non-IFRS)	2 365	2 410	(2)%		2 202	7%		6 771	7 170	(6)%
Gross margin % (non-IFRS)	39.7%	37.7%	200	bps	38.8%	90	bps	39.3%	38.0%	130	bps
Operating profit (non-IFRS)	556	682	(18)%		332	67%		1 233	1 607	(23)%
Nokia’s Networks business	432	678	(36)%		312	38%		1 081	1 399	(23)%
Ultra Broadband Networks	326	478	(32)%		228	43%		788	954	(17)%
IP Networks and Applications	106	200	(47)%		84	26%		293	445	(34)%
Nokia Technologies	225	84	168%		89	153%		420	381	10%
Group Common and Other	(101)	(80)			(68)			(268)	(173)
Operating margin % (non-IFRS)	9.3%	10.7%	(140	)bps	5.8%	350	bps	7.2%	8.5%	(130	)bps

Q3 and January-September 2016 reported results, unless otherwise specified. Refer to note 1 to the interim financial statements for further details(1),(3)

EUR million (except for EPS		Nokia standalone historicals(3)	YoY			QoQ		Q1-	Nokia standalone historicals(3)	YoY
in EUR)	Q3’16	Q3’15	change		Q2’16	change		Q3’16	Q1-Q3’15	change
Net Sales - constant currency			95%			5%				91%
Net sales	5 890	3 036	94%		5 583	5%		16 972	8 890	91%
Nokia’s Networks business	5 322	2 877	85%		5 228	2%		15 730	8 277	90%
Ultra Broadband Networks	3 903	2 548	53%		3 807	3%		11 438	7 343	56%
IP Networks and Applications	1 419	329	331%		1 421	0%		4 292	934	360%
Nokia Technologies	353	163	117%		194	82%		745	624	19%
Group Common and Other	298	0			271	10%		805	0
Non-IFRS exclusions	(60)	0			(93)			(258)	0
Gross profit	2 216	1 316	68%		2 028	9%		5 798	3 843	51%
Gross margin %	37.6%	43.3%	(570	)bps	36.3%	130	bps	34.2%	43.2%	(900	)bps
Operating profit	55	333	(83)%		(760)			(1 417)	1 054
Nokia’s Networks business	432	412	5%		312	38%		1 081	854	27%
Ultra Broadband Networks	326	360	(9)%		228	43%		788	805	(2)%
IP Networks and Applications	106	52	104%		84	26%		293	49	498%
Nokia Technologies	225	89	153%		89	153%		420	383	10%
Group Common and Other	(101)	(23)			(68)			(268)	(14)
Non-IFRS exclusions	(501)	(145)	246%		(1 092)	(54)%		(2 650)	(168)	1 477%
Operating margin %	0.9%	11.0%	(1 010	)bps	(13.6)%	1 450	bps	(8.3)%	11.9%	(2 020	)bps
Profit (non-IFRS)	264	297	(11)%		171	54%		574	816	(30)%
(Loss)/profit (4)	(133)	188			(726)	(82)%		(1 570)	695
EPS, diluted (non-IFRS)	0.04	0.08	(50)%		0.03	33%		0.11	0.21	(48)%
EPS, diluted (4)	(0.02)	0.05			(0.12)			(0.25)	0.18
Net cash and other liquid assets	5 539	4 120	34%		7 077	(22)%		5 539	4 120	34%

(1)Results are as reported unless otherwise specified. The results information in this report is unaudited. Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the Non-IFRS Exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to this report. A reconciliation of the Q3 2015 non-IFRS combined company results to the reported results can be found in the “Nokia provides recast segment results for 2015 reflecting new financial reporting structure” stock exchange release published on April 22, 2016. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to Euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

(2)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

(3)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

(4)Reported Q1-Q3’16 result is not comparable to the reported results published previously due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit. Refer to note 6, “Acquisitions”, in the notes to the financial statements attached to this report for further details.

Subsequent events

New expiration date announced for Nokia’s public buy-out offer for Alcatel-Lucent securities; Squeeze-out expected to occur on November 2, 2016

On October 4, 2016, the French stock market authority (Autorité des marchés financiers, “AMF”) announced that a legal action was filed before the Paris Court of Appeal (the “Court”) on September 30, 2016 for annulment of the AMF’s clearance decision regarding Nokia’s public buy-out offer (the “Public Buy-Out Offer”), which would be followed by a squeeze-out (the “Squeeze-Out”, together with the Public Buy-Out Offer, the “Offer”), for all remaining securities of Alcatel-Lucent.

On October 25, 2016, the AMF announced the continuation of the timetable of the Offer and, accordingly, the Public Buy-Out Offer period will end on October 31, 2016 and the Squeeze-Out will be implemented on November 2, 2016. In connection with the continuation of the timetable, as a precautionary measure, Nokia has agreed to certain commitments that are in force until the decision of the Court, and in the event that the AMF’s clearance decision would be nullified or amended by the Court.

The legal challenge filed before the Court against the AMF’s clearance decision regarding the Offer is still pending and the Court is expected to issue a decision during the first quarter of 2017. Nokia believes that the Offer complies with all applicable laws and regulations and that the legal challenge is without merit.

Nokia adjusts planned share repurchase program to EUR 1.0 billion, after using approximately EUR 560 million in cash to acquire Alcatel-Lucent securities in order to reach the 95% squeeze-out threshold

On October 29, 2015, Nokia announced a EUR 7 billion Capital Structure Optimization Program, including EUR 1.5 billion of share repurchases. The shareholder distributions were calculated assuming ownership of all outstanding shares of Alcatel-Lucent and conversion of all Nokia and Alcatel-Lucent convertible bonds.

Nokia intended to reach the 95% squeeze-out threshold through the initial and subsequent public share exchange offers made in Q4 2015 and Q1 2016 for all outstanding Alcatel-Lucent securities. However, as the 95% threshold was not reached through the exchange offers, Nokia has, in addition to using its shares, used approximately EUR 560 million in cash to acquire Alcatel-Lucent securities in order to reach the 95% threshold. If the Alcatel-Lucent securities that were purchased in cash by Nokia would have instead been exchanged for Nokia shares at the 0.55 exchange ratio for Alcatel-Lucent shares or the 0.704 exchange ratio for the relevant Alcatel-Lucent convertible bonds, approximately 87 million more Nokia shares would have been issued. Ultimately, including the expected cash to be used for the Public Buy-Out Offer and Squeeze-Out of approximately EUR 630 million, Nokia expects to use a total of approximately EUR 1.2 billion in cash to acquire Alcatel-Lucent securities; and instead of having approximately 6 billion Nokia shares outstanding at the end of the transaction, Nokia now expects approximately 5.8 billion outstanding shares.

Nokia considers the approximately EUR 560 million in cash that was used to reach the 95% squeeze-out threshold as indirect share repurchases, and thus, part of the planned EUR 1.5 billion share repurchase program. Consequently, under Nokia’s Capital Structure Optimization program, Nokia has already completed EUR 560 million of indirect share repurchases and intends to proceed with EUR 1.0 billion of share repurchases, starting after the completion of the squeeze-out and continuing through the end of 2017.

Nokia and China Huaxin continue negotiations to create a new joint venture combining Nokia China and Alcatel-Lucent Shanghai Bell

Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) are continuing their discussions under the memorandum of understanding, as originally announced on August 28, 2015, to combine Nokia’s telecommunications infrastructure businesses in China (“Nokia China”) and Alcatel-Lucent Shanghai Bell into a new joint venture.

The expected time frame to reach a definitive agreement was within nine months after completion of Nokia’s proposed combination with Alcatel-Lucent in January 2016. Due to the complexity of the negotiations, Nokia and China Huaxin have not reached final terms of how the new joint venture would be created. Therefore, Nokia and China Huaxin continue negotiations to create a new joint venture combining Nokia China and Alcatel-Lucent Shanghai Bell, while continuing to operate under the existing interim operating agreement.

Non-IFRS results

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this interim report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on the changes to our reportable segments, please refer to note 3, “Segment information and eliminations”, in the notes to the financial statements attached to this report.

In the discussion of Nokia’s results in the third quarter 2016 comparisons are given to the third quarter 2015 and second quarter 2016 results on a combined company basis, unless otherwise indicated. This data has been prepared to reflect the financial results of the continuing operations of Nokia as if the new financial reporting structure had been in operation for the full year 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained in the “Basis of preparation” section of Nokia’s stock exchange release published on April 22, 2016. These adjustments also include reallocation of items of costs and expenses based on their nature and changes to the definition of the line items in the combined company accounting policies, which also affect numbers presented in these interim financial statements for 2015.

In the discussion of Nokia’s reported results for the third quarter 2016 and January-September 2016 comparisons are given to the third quarter 2015 and January-September 2015 Nokia standalone historical results, which have been recast to reflect Nokia’s updated segment reporting structure excluding Alcatel-Lucent, unless otherwise indicated. From the beginning of 2016, Nokia’s results include those of Alcatel-Lucent on a consolidated basis and accordingly are not directly comparable to Nokia standalone historical results.

CEO statement

Nokia delivered solid third quarter results. Nokia Technologies led the way, with a sharp year-on-year increase in net sales, largely driven by revenues related to the Samsung licensing agreement that was announced in Q3. The results also reflect another excellent quarter from Fixed Networks, which improved both net sales and profitability from one year ago.

When we announced our second quarter results in August, we said that we expected to see slight sequential improvement in both net sales and operating margin in the third quarter in our Networks business, and we delivered in both of those areas. I was particularly pleased with our operating margin performance in the quarter, which reflects the strong, focused execution across the organization.

We were able to deliver these solid results despite market conditions that are softer than expected, particularly in mobile infrastructure. As we look forward, we expect those conditions to stabilize somewhat in 2017, with the primary addressable market in which Nokia competes likely to decline in the low single digits for that year.

I believe that Nokia remains well-positioned for this environment. Our disciplined operating model of tight cost controls, prudent investment and focused innovation; our constant industrialization of best practices across the company; our structured approach to fast integration and synergy capture — all help give us a competitive advantage.

In addition, the power of our broad portfolio was evident in the quarter. We have the unique scope necessary to be able to design and deliver end-to-end networks and thus anchor ourselves in the long-term purchasing strategies of our customers. We also have the capability to diversify into new areas where high-performance, end-to-end networks are increasingly required, such as for large Internet and enterprise vertical market companies. We are seeing good growth in these segments, and have plans to target them further as we move forward.

While the fourth quarter is expected to be soft from a topline perspective, I believe that we will meet our guidance for our Networks business of significant sequential sales and operating margin increase for Q4 and our full-year operating margin guidance of 7% to 9%. In short, we remain on track in our execution and focused on creating value for our customers and shareholders.

Rajeev Suri
President and CEO

Nokia in Q3 2016 — Non-IFRS

Net sales (non-IFRS)	Margin (non-IFRS)	Components of operating profit (non-IFRS)

Non-IFRS Net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 7% year-on-year and increased 5% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 6% year-on-year and increased 4% sequentially.

Year-on-year changes

EUR million, non- IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(699)	(12)%	(246)	23	1	(24)	(246)	(320	)bps
Nokia Technologies	184	109%	175	(10)	(23)	0	142	1 410	bps
Group Common and Other	87	41%	26	(6)	(10)	(31)	(21)	400	bps
Eliminations	(16)		0	0	0	0	0
Nokia	(444)	(7)%	(46)	7	(32)	(55)	(126)	(140	)bps

Sequential changes

EUR million, non- IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	94	2%	28	44	16	33	121	210	bps
Nokia Technologies	160	82%	154	(9)	(11)	2	137	1 780	bps
Group Common and Other	27	10%	(19)	(4)	(5)	(5)	(33)	(880	)bps
Eliminations	(6)		0	0	0	0	0
Nokia	274	5%	163	31	0	30	224	350	bps

Sequentially, Nokia’s non-IFRS gross profit, non-IFRS other income and expense and non-IFRS operating profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

Nokia in Q3 2016 — Reported

Financial discussion

Net sales

Nokia net sales increased 94% year-on-year, compared to Nokia standalone net sales, and increased 5% sequentially. On a constant currency basis, Nokia net sales would have increased 95% year-on-year, compared to Nokia standalone net sales, and 5% sequentially.

Year-on-year discussion

The year-on-year increase in Nokia net sales in the third quarter 2016, compared to Nokia standalone net sales, was primarily due to growth in Nokia’s Networks business and Group Common and Other, both of which primarily related to the acquisition of Alcatel-Lucent, as well as growth in Nokia Technologies. This was partially offset by purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Sequential discussion

The sequential increase in Nokia net sales in the third quarter 2016 was primarily due to growth in Nokia Technologies and Nokia’s Networks business, the positive impact related to the purchase price allocation adjustment associated with the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition and growth in Group Common and Other.

Operating profit

Year-on-year discussion

The year-on-year decrease in Nokia operating profit, compared to Nokia standalone operating profit, was primarily due to higher research and development (“R&D”) expenses and higher selling, general and administrative (“SG&A”) expenses, partially offset by higher gross profit, all of which related primarily to the acquisition of Alcatel-Lucent.

The increase in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies and Group Common and Other, partially offset by non-IFRS exclusions related to deferred revenue.

The increase in R&D expenses was primarily due to Nokia’s Networks business, non-IFRS exclusions related to amortization of intangible assets and, to a lesser extent, Group Common and Other and Nokia Technologies.

The increase in SG&A expenses was primarily due to Nokia’s Networks business, non-IFRS exclusions related to amortization of intangible assets, as well as transaction and integration related costs and, to a lesser extent, Group Common and Other and Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 39 million in the third quarter 2016, compared to an expense of EUR 80 million in the year-ago period. The net positive fluctuation was primarily related to non-IFRS exclusions attributable to lower restructuring and associated charges, partially offset by the absence of realized gains related to certain of Nokia’s investments made through its venture funds.

Sequential discussion

Nokia operating profit increased primarily due to lower restructuring and associated charges and higher gross profit. Sequentially, Nokia’s gross profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

The increase in gross profit was primarily due to Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 39 million in the third quarter 2016, compared to an expense of EUR 643 million in the second quarter 2016. The decrease was primarily due to lower restructuring and associated charges. Sequentially, Nokia’s other income and expense benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

Description of non-IFRS exclusions in Q3 2016

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation, Continuing Operations”, in the notes to the financial statements attached to this report.

		Nokia standalone historicals(1)
EUR million	Q3’16	Q3’15	YoY change	Q2’16	QoQ change
Net sales	(60)	0		(93)	(35)%
Gross profit	(149)	0		(174)	(14)%
R&D	(179)	(8)	2 138%	(162)	10%
SG&A	(145)	(37)	292%	(154)	(6)%
Other income and expenses	(29)	(100)		(602)
Operating profit/(loss)	(501)	(145)		(1 092)	(54)%
Financial income and expenses	(1)	0		(3)	(67)%
Taxes	105	35	200%	200	(48)%
Profit/(loss)	(397)	(109)		(896)	(56)%
Profit/(loss) attributable to the shareholders of the parent	(378)	(109)		(862)	(56)%
Non-controlling interests	(20)	0		(34)	(41)%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales

In the third quarter 2016, non-IFRS exclusions in net sales amounted to EUR 60 million, and related to purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Operating profit

In the third quarter 2016, non-IFRS exclusions in operating profit amounted to EUR 501 million, and were attributable to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the third quarter 2016, non-IFRS exclusions in gross profit amounted to EUR 149 million, and primarily due to product portfolio integration costs related to the acquisition of Alcatel-Lucent, and the deferred revenue.

In the third quarter 2016, non-IFRS exclusions in R&D expenses amounted to EUR 179 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, product portfolio integration costs related to the acquisition of Alcatel-Lucent.

In the third quarter 2016, non-IFRS exclusions in SG&A expenses amounted to EUR 145 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent, as well as integration and transaction related costs.

In the third quarter 2016, non-IFRS exclusions in other income and expenses amounted to EUR 29 million, and primarily related to EUR 34 million of restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the third quarter 2016. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program.

In EUR million, approximately	Q3’16
Opening balance of restructuring and associated liabilities	970
+ Charges in the quarter	40
- Cash outflows in the quarter	200
= Ending balance of restructuring and associated liabilities	810
of which restructuring provisions	780
of which other associated liabilities	30

Total expected restructuring and associated charges	1 200
- Cumulative recorded	640
= Charges remaining to be recorded	560

Total expected restructuring and associated cash outflows	1 650
- Cumulative recorded	280
= Cash outflows remaining to be recorded	1 370

Outlook

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies.

Under this expanded cost savings program, restructuring and associated charges are expected to total approximately EUR 1.2 billion, of which approximately EUR 640 million was recorded as of Q3 2016.

Related restructuring and associated cash outflows are expected to total approximately EUR 1.65 billion, of which approximately EUR 230 million was recorded as of Q3 2016.

In addition to the above amounts, note that Nokia’s overall charges and cash outflows will also include amounts related to network equipment swaps. The charges related to network equipment swaps will be recorded as non-IFRS exclusions and, therefore, will not affect Nokia’s non-IFRS operating profit.

	FY16 Non-IFRS financial income and expense	Expense of approximately EUR 300 million

Primarily includes net interest expenses related to interest-bearing liabilities, interest costs related to the defined benefit pension and other post-employment benefit plans, as well as the impact from changes in foreign exchange rates on certain balance sheet items. This outlook may vary subject to changes in the above listed items.

	FY16 Non-IFRS tax rate	Approximately 40% for Q4 2016 and above 40% for full year 2016 (update)

The increase in the non-IFRS tax rate for the combined company, compared to Nokia on a standalone basis, is primarily attributable to unfavorable changes in the regional profit mix as a result of the acquisition of Alcatel-Lucent. Nokia expects its effective long-term non-IFRS tax rate to be clearly below the full year 2016 level, and intends to provide further commentary later in 2016. (This update adds Q4 2016 guidance to unchanged full year 2016 guidance.)

	FY16 Cash outflows related to taxes	Approximately EUR 400 million	May vary due to profit levels in different jurisdictions and the amount of licensing income subject to withholding tax.

	FY16 Capital expenditures	Approximately EUR 550 million (update)	Primarily attributable to Nokia’s Networks business. (This is an update to the earlier outlook for EUR 650 million.)

Nokia’s Networks business	FY16 net sales	Decline YoY	Combined company net sales and operating margin are expected to be influenced by factors including:
	FY16 operating margin	7-9%

•             A declining capital expenditure environment in 2016 for our overall addressable market (this is an update to the earlier guidance commentary for a flattish capital expenditure environment);

•             A declining wireless infrastructure market in 2016;

•             Significant focus on the integration of Alcatel-Lucent, particularly in the first half of 2016;

•             Significant QoQ net sales growth and operating margin expansion in Q4 2016;

•             Net sales declining YoY in Q4 2016 at an approximately similar rate as in Q3 2016 (new commentary);

•             Competitive industry dynamics;

•             Product and regional mix;

•             The timing of major network deployments; and

•             Execution of cost savings plans.

Nokia Technologies	FY16 Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for fiscal year 2016. Nokia expects annualized net sales related to patent and brand licensing to grow to a run rate of approximately EUR 950 million by the end of 2016. License agreements which currently contribute approximately EUR 150 million to the annualized net sales run rate are set to expire before the end of 2016. If we do not renew these license agreements, nor sign any new licensing agreements, the annualized net sales run rate would be approximately EUR 800 million in early 2017. Furthermore, the contribution of the Withings acquisition to Nokia Technologies net sales is expected to be approximately EUR 50 million in the second half of 2016, with strong Q4 seasonality. The contribution of the acquisition to Nokia Technologies operating profit is expected to be slightly negative for the second half of 2016.

Nokia’s Networks business

Operational highlights

Ultra Broadband Networks

Announced the launch of 4.5G Pro (available from Q4 2016) and the future deployment of 4.9G (available at the end of 2017). These technologies will give operators service continuity with 5G, complete existing LTE deployments with greater capacity and connectivity, and reduce latency for new and advanced mobile applications. 4.5G Pro delivers 10 times the speeds of initial 4G networks, while 4.9G will further increase capacity and speeds to multiple gigabits per second.

Expanded Flexi Zone portfolio of small cell radios with new Self-Organizing Network features that boost performance and cost-efficiently enable self-install.

Signed agreement with China Telecom to expand the deployment of 4G technology in 19 provinces in China, including Shanghai, allowing the operator to provide greater network coverage and faster online access.

Signed contract with Telefonica Germany to supply, starting from September 2016, managed services to transform the operator’s fixed and mobile network operations.

Signed an agreement with partners in the Netherlands that allows Nokia to test its drone Traffic Management system, which provides centralized monitoring and control of drones via an LTE network. Nokia is the only communications vendor currently building a traffic management system for drones and we are working with regulators in Europe to achieve the necessary standardization.

Selected by Openreach, which runs the UK’s broadband infrastructure as a unit of operator BT, to support its ultrafast broadband roll-out. Openreach will harness Nokia’s G.fast solution,

IP Networks and Applications

Awarded 30% of China Mobile’s 2016-2017 new construction of optical network to meet the future needs of mobile subscribers. China Mobile will use Nokia’s 100G Optical Transport Network and Dense Wavelength Division Multiplexing backbone.

Announced that Nokia and Jiangsu Telecom, a regional branch of China Telecom, are to deploy China’s first commercial Carrier WAN-SDN project in data centers in Yangzhou, Changzhou and other cities in Jiangsu, a neighboring province of Shanghai. The deployment will help Jiangsu Telecom achieve seamless, transparent and flexible management of Internet Data Centers in a unified manner.

Expanded LTE portfolio with Cloud Packet Core solution for private mission-critical LTE networks. Nokia Cloud Packet Core, based upon cloud native technology, helps accelerate the move to Smart Cities, improve the safety and efficiency of employees and expand mobile applications across a variety of industries, including mining, oil & gas, transportation, and utility sectors, as well as governments and regional operators.

Introduced Velocix Multiscreen Advertising solution to help operators tap fast-growing TV and video service advertising revenues. Nokia is conducting trials with several U.S. operators for the solution, which supports targeted ad placements for linear TV, time-shifted TV and video on demand.

Signed Customer Experience Management on Demand deal with Safaricom, the largest integrated telecommunication service provider in East Africa. With help from Nokia, Safaricom now uses big data technology to derive real time insights from network, customer and revenue touchpoints. With the insights, Safaricom is better able to provide proactive which deliver fiber-like speeds over the last meters of existing copper infrastructure, thereby reducing capital expenditures by deferring the cost of extending fiber to every building and home; and extending ultra-broadband to locations where fiber deployment is difficult.

Announced new Gainspeed product portfolio for unified cable access to give cable operators a faster, more cost-effective way to increase capacity of their existing HFC networks and meet growing customer demand for greater bandwidth services. The unified cable access solution addresses the heavy traffic that online video, gaming, file-sharing and video conferencing place on bandwidth capacity by using Software Defined Networking techniques to virtualize the Converged Cable Access Platform.

customer care, resolve network issues and prioritize capital expenditures.

Services

Launched “Everything as a Service” portfolio for fixed, mobile and IP technologies to give operators and enterprises all the tools they need to cost-efficiently meet rising connectivity demands. The portfolio uses Nokia’s Airframe Data Center with cloud-based delivery that is enabled by Nokia’s cognitive service delivery platform, AVA.

Financial highlights

		Combined company historicals(1)
EUR million	Q3’16	Q3’15	YoY change		Q2’16	QoQ change
Net sales - constant currency			(11)%			1%
Net sales	5 322	6 020	(12)%		5 228	2%
Gross profit	1 982	2 228	(11)%		1 954	1%
Gross margin %	37.2%	37.0%	20	bps	37.4%	(20	)bps
R&D	(882)	(904)	(2)%		(926)	(5)%
SG&A	(669)	(670)	0%		(685)	(2)%
Other income and expenses	1	25			(31)
Operating profit	432	678	(36)%		312	38%
Operating margin %	8.1%	11.3%	(320	)bps	6.0%	210	bps

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Net sales by region

		Combined company historicals(1)
EUR million	Q3’16	Q3’15	YoY change	Q2’16	QoQ change
Asia-Pacific	975	1 080	(10)%	973	0%
Europe	1 125	1 374	(18)%	1 206	(7)%
Greater China	783	895	(13)%	673	16%
Latin America	337	431	(22)%	354	(5)%
Middle East & Africa	469	507	(7)%	412	14%
North America	1 632	1 733	(6)%	1 609	1%
Total	5 322	6 020	(12)%	5 228	2%

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales and operating profit

Nokia’s Networks business net sales decreased 12% year-on-year and increased 2% sequentially. On a constant currency basis, Nokia’s Networks business net sales would have decreased 11% year-on-year and increased 1% sequentially.

A discussion of our results within Ultra Broadband Networks and IP Networks and Applications is included in the sections “Ultra Broadband Networks” and “IP Networks and Applications” below.

Year-on-year changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(566)	(13)%	(165)	27	11	(25)	(152)	(230	)bps
IP Networks and Applications	(132)	(9)%	(82)	(4)	(10)	2	(94)	(540	)bps
Networks business	(699)	(12)%	(246)	23	1	(24)	(246)	(320	)bps

The year-on year net negative fluctuation in other income and expenses was primarily due to higher doubtful account allowances, partially offset by a positive impact related to indirect tax expenses.

Sequential changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	96	3%	33	39	11	15	99	240	bps
IP Networks and Applications	(2)	0%	(5)	5	5	18	22	160	bps
Networks business	94	2%	28	44	16	33	121	210	bps

Sequentially, Nokia’s Networks business’ gross profit, other income and expense and operating profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

The sequential net positive fluctuation in other income and expense was primarily due to lower doubtful account allowances and a net positive effect related to indirect taxes.

Ultra Broadband Networks

Financial highlights

		Combined company historicals(1)
EUR million	Q3’16	Q3’15	YoY change		Q2’16	QoQ change
Net sales - constant currency			(12)%			2%
Net sales	3 903	4 469	(13)%		3 807	3%
Mobile Networks	3 318	3 903	(15)%		3 185	4%
Fixed Networks	585	566	3%		622	(6)%
Gross profit	1 386	1 551	(11)%		1 353	2%
Gross margin %	35.5%	34.7%	80	bps	35.5%	0	bps
R&D	(577)	(604)	(4)%		(616)	(6)%
SG&A	(479)	(490)	(2)%		(490)	(2)%
Other income and expenses	(4)	21			(19)
Operating profit	326	478	(32)%		228	43%
Operating margin %	8.4%	10.7%	(230	)bps	6.0%	240	bps

(1) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Net sales by region

		Combined company historicals(1)
EUR million	Q3’16	Q3’15	YoY change	Q2’16	QoQ change
Asia-Pacific	735	842	(13)%	744	(1)%
Europe	730	920	(21)%	786	(7)%
Greater China	668	786	(15)%	558	20%
Latin America	226	289	(22)%	228	(1)%
Middle East & Africa	370	393	(6)%	324	14%
North America	1 173	1 240	(5)%	1 166	1%
Total	3 903	4 469	(13)%	3 807	3%

(1) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

Ultra Broadband Networks net sales decreased 13% year-on-year and increased 3% sequentially. On a constant currency basis, Ultra Broadband Networks net sales would have decreased 12% year-on-year and increased 2% sequentially.

Year-on-year discussion

The year-on-year decrease in Ultra Broadband Networks net sales in the third quarter 2016 was due to Mobile Networks, partially offset by Fixed Networks.

The decrease in Mobile Networks net sales was primarily due to radio networks and services. For radio networks, the decrease was primarily related to certain customers in Asia-Pacific, Greater China and Europe, partially offset by growth in North America. For services, the decrease was primarily related to certain customers in North America, Latin America and Europe.

The increase in Fixed Networks net sales was primarily due to broadband access and digital home, partially offset by a decrease in services. For broadband access, the increase was primarily related to a large project in Asia-Pacific, which is nearing completion. For digital home, the increase was primarily related to certain customers in Latin America and North America. For services, the decrease was primarily related to certain customers in Europe and North America.

Sequential discussion

The sequential increase in Ultra Broadband Networks net sales in the third quarter 2016 was primarily due to Mobile Networks, partially offset by Fixed Networks. Sequentially, Ultra Broadband Networks net sales benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

The increase in Mobile Networks net sales was primarily due to radio networks and advanced mobile networks solutions, partially offset by a decrease in services. For radio networks, the increase was primarily related to certain customers in Greater China, Middle East and Africa and Asia-Pacific, partially offset by a decrease related to certain customers in Europe. For advanced mobile networks solutions, the increase was primarily related to certain customers in North America and Greater China. For services, the decrease was primarily related to certain customers in North America.

The decrease in Fixed Networks net sales was primarily due to services, particularly related to certain customers in Europe and North America.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the third quarter 2016, Ultra Broadband Networks operating profit decreased primarily due to lower gross profit and, to a lesser extent, a net negative fluctuation in other income and expenses, partially offset by lower R&D expenses.

The decrease in Ultra Broadband Networks gross profit was primarily due to lower gross profit in Mobile Networks, partially offset by higher gross profit in Fixed Networks. The decrease in gross profit in Mobile Networks was primarily due to lower net sales. The increase in gross profit in Fixed Networks was primarily due to higher gross margin.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks, partially offset by Fixed Networks. The decrease in Mobile Networks R&D expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program. The increase in Fixed Networks R&D expenses was primarily due to the ramp-up of investments into future technologies.

Ultra Broadband Networks other income and expenses was an expense of EUR 4 million in the third quarter 2016, compared to an income of EUR 21 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to Mobile Networks.

Sequential discussion

On a sequential basis, in the third quarter 2016, Ultra Broadband Networks operating profit increased primarily due to lower R&D expenses, higher gross profit and a net positive fluctuation in other income and expenses. Sequentially, Ultra Broadband Networks operating profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

The increase in Ultra Broadband Networks gross profit was primarily due to Mobile Networks, partially offset by Fixed Networks. The increase in Mobile Networks gross profit was primarily due to higher net sales. The decrease in Fixed Networks was primarily due to lower net sales.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks. The decrease in Mobile Networks R&D expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

Ultra Broadband Networks other income and expenses was an expense of EUR 4 million in the third quarter 2016, compared to an expense of EUR 19 million in the second quarter 2016. On a sequential basis, the change was primarily due to Mobile Networks.

IP Networks and Applications

Financial highlights

		Combined company historicals(1)
EUR million	Q3’16	Q3’15	YoY change		Q2’16	QoQ change
Net sales - constant currency			(8)%			(1)%
Net sales	1 419	1 552	(9)%		1 421	0%
IP/Optical Networks	1 048	1 128	(7)%		1 088	(4)%
IP Routing	697	783	(11)%		713	(2)%
Optical Networks	351	345	2%		375	(6)%
Applications & Analytics	372	424	(12)%		333	12%
Gross profit	596	678	(12)%		601	(1)%
Gross margin %	42.0%	43.7%	(170	)bps	42.3%	(30	)bps
R&D	(305)	(301)	1%		(309)	(1)%
SG&A	(191)	(180)	6%		(195)	(2)%
Other income and expenses	5	4			(12)
Operating profit	106	200	(47)%		84	26%
Operating margin %	7.5%	12.9%	(540	)bps	5.9%	160	bps

(1) Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Net sales by region

		Combined company historicals(1)
EUR million	Q3’16	Q3’15	YoY change	Q2’16	QoQ change
Asia-Pacific	240	238	1%	229	5%
Europe	395	454	(13)%	420	(6)%
Greater China	115	109	6%	115	0%
Latin America	112	142	(21)%	126	(11)%
Middle East & Africa	99	114	(13)%	88	13%
North America	459	494	(7)%	444	3%
Total	1 419	1 552	(9)%	1 421	0%

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

IP Networks and Applications net sales decreased 9% year-on-year and were approximately flat sequentially. On a constant currency basis, IP Networks and Applications net sales would have decreased 8% year-on-year and 1% sequentially.

Year-on-year discussion

The year-on-year decrease in IP Networks and Applications net sales in the third quarter 2016 was due to both IP/Optical Networks and Applications & Analytics.

The decrease in IP/Optical Networks net sales was due to IP routing, partially offset by optical networks. For IP routing, the decrease was primarily related to certain customers in Europe and North America. In North America the decrease was primarily due to lower packet core deployments. In addition, IP routing net sales were negatively affected by lower resale of third party IP routers. For optical networks, the increase was primarily related to continued momentum with certain customers in North America, partially offset by decrease related to certain customers in Latin America.

The decrease in Applications & Analytics net sales was due to broad based declines across most business lines and regions. Due to the long sales cycle in software, Applications & Analytics net sales in Q3 2016 continued to be negatively impacted by the large number of software licenses sold in 2015. This was partially offset by Applications & Analytics’ continued transformation efforts, which includes building dedicated software sales capability, improving overall go-to-market efforts and transforming R&D, where it is targeting to have all of its strategic product lines built on a common software platform; progress in Q3 2016 was made particularly in the areas of sales resources and services delivery.

Sequential discussion

On a sequential basis, the approximately flat net sales in IP Networks and Applications in the third quarter 2016 reflected a decline in IP/Optical Networks partially offset by an increase in Applications & Analytics. Sequentially, IP Networks and Applications net sales benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

The decrease in IP/Optical Networks net sales was due to both IP routing and optical networks. For IP routing, the decrease was primarily related to certain customers in North America and China. For optical networks, the decrease was primarily related to certain customers in Latin America and Europe.

The increase in Applications & Analytics net sales was primarily due to increases across most business lines, with particular strength with Tier 1 customers in North America.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the third quarter 2016, IP Networks and Applications operating profit decreased primarily due to lower gross profit and, to a lesser extent, higher SG&A expenses.

The decrease in IP Networks and Applications gross profit was due to both Applications & Analytics and IP/Optical Networks. The decrease in gross profit in Applications & Analytics was due to lower net sales and lower gross margin. The decrease in gross profit in IP/Optical Networks was primarily due to lower net sales.

The increase in IP Networks and Applications SG&A expenses was primarily due to investments to support sales diversification in IP/Optical Networks.

Sequential discussion

On a sequential basis, in the third quarter 2016, IP Networks and Applications operating profit increased primarily due to a net positive fluctuation in other income and expenses. Sequentially, IP Networks and Applications operating profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

IP Networks and Applications other income and expenses was an income of EUR 5 million in the third quarter 2016, compared to an expense of EUR 12 million in the second quarter 2016. On a sequential basis, the change was primarily due to IP/Optical Networks.

Nokia Technologies

Operational highlights

Licensing

Announced the expansion of the patent cross license agreement with Samsung to cover certain additional patent portfolios, expanding access for each company to patented technologies of the other and reinforcing Nokia’s leadership in technologies for the programmable world.

Digital Media and Digital Health

Expanded availability of OZO virtual reality (VR) camera for professionals to China, after earlier launches in the US and Europe. In conjunction with the China launch, Nokia announced partnership with LeVR to distribute OZO content. LeVR is a unit of LeEco, one of China’s largest online video companies.

Launched software solution, OZO Live, that enables live broadcasting of virtual reality video and audio experiences with the OZO camera. The product is now available in the US, Canada, Europe, China, Macau, Australia, New Zealand, Singapore and Hong Kong.

Launched an extension to its activity tracker portfolio with the introduction of Withings Steel HR, a connected health watch with fully-featured activity tracking, heart rate monitoring, and smartphone notification. Steel HR, with a 25-day rechargeable battery life, can automatically measure continuous heart rate during workouts, average heart rate during the day and resting heart rate while sleeping.

Financial highlights

		Combined company historicals(1)				QoQ
EUR million	Q3’16	Q3’15	YoY change		Q2’16	change
Net sales - constant currency			109%			82%
Net sales	353	169	109%		194	82%
Gross profit	341	166	105%		187	82%
Gross margin %	96.6%	98.2%	(160	)bps	96.4%	20	bps
R&D	(65)	(55)	18%		(57)	14%
SG&A	(50)	(27)	85%		(39)	28%
Other income and expenses	0	0			(2)
Operating profit	225	84	168%		89	153%
Operating margin %	63.7%	49.6%	1 410	bps	45.9%	1 780	bps

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

In Q3 2016, Nokia Technologies net sales increased 109% year-on-year and 82% sequentially, on both a reported and constant currency basis.

Year-on-year and sequential discussion

The year-on-year and sequential increase in Nokia Technologies net sales in the third quarter 2016 was primarily due to non-recurring net sales and higher intellectual property licensing income, both of which primarily related to an expanded license agreement. The non-recurring net sales totaled approximately EUR 100 million in the third quarter 2016. To a lesser extent, the year-on-year and sequential increase in Nokia Technologies net sales was also attributable to the acquisition of Withings.

Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Technologies operating profit was primarily due to higher gross profit, partially offset by higher SG&A and R&D expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales.

The increase in Nokia Technologies R&D expenses was primarily due to higher investments in the areas of digital media and digital health, partially offset by lower patent portfolio costs. The higher R&D expenses in digital health was primarily due to the acquisition of Withings.

The increase in Nokia Technologies SG&A expenses was primarily due to increased licensing activities, the ramp-up of digital health and digital media and higher business support costs. The higher SG&A expenses in digital health was primarily due to the acquisition of Withings.

Sequential discussion

The sequential increase in Nokia Technologies operating profit was primarily due to higher gross profit, partially offset by higher SG&A and R&D expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales.

The increase in Nokia Technologies R&D expenses was primarily due to higher investments in the areas of digital health and digital media. The higher R&D expenses in digital health was primarily due to the acquisition of Withings.

The increase in Nokia Technologies SG&A expenses was primarily due to the ramp-up of digital health and digital media and increased licensing activities.

Group Common and Other

Financial highlights

		Combined company historicals(1)
EUR million	Q3’16	Q3’15	YoY change		Q2’16	QoQ change
Net sales - constant currency			40%			9%
Net sales	298	211	41%		271	10%
Gross profit	41	16	156%		61	(33)%
Gross margin %	13.8%	7.6%	620	bps	22.5%	(870	)bps
R&D	(70)	(64)	9%		(66)	6%
SG&A	(61)	(51)	20%		(56)	9%
Other income and expenses	(11)	19			(7)
Operating loss	(101)	(80)			(68)
Operating margin %	(33.9)%	(37.9)%	400	bps	(25.1)%	(880	)bps

(1)Combined company historicals reflect Nokia’s new operating and financial reporting structure, including Alcatel-Lucent, and are presented as additional information as described in the stock exchange release published on April 22, 2016. For more information on the combined company historicals, please refer to note 1, “Basis of Preparation”, in the notes to the financial statements attached to this report.

Financial discussion

Net sales

Group Common and Other net sales increased 41% year-on-year and 10% sequentially. On a constant currency basis, Group Common and Other net sales would have increased 40% year-on-year and 9% sequentially.

Year-on-year discussion

The year-on-year increase in Group Common and Other net sales in the third quarter 2016 was primarily due to Alcatel Submarine Networks and, to a lesser extent, Radio Frequency Systems.

Sequential discussion

The sequential increase in Group Common and Other net sales in the third quarter 2016 was primarily due to Alcatel Submarine Networks.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the third quarter 2016, Group Common and Other operating loss increased primarily due to a net negative fluctuation in other income and expenses and higher SG&A expenses, partially offset by higher gross profit.

The increase in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks.

Group Common and Other other income and expenses was an expense of EUR 11 million in the third quarter 2016, compared to an income of EUR 19 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to the absence of realized gains related to certain of Nokia’s investments made through its venture funds.

Sequential discussion

On a sequential basis, in the third quarter 2016, Group Common and Other operating loss increased primarily due to lower gross profit.

The decrease in Group Common and Other gross profit was primarily due to lower allocations and lower gross profit in Alcatel Submarine Networks. The lower gross profit in Alcatel Submarine Networks was primarily due to lower gross margin, partially offset by higher net sales.

Cash and cash flow

Nokia change in net cash and other liquid assets (EUR billion)

		Nokia standalone historicals(2)
EUR million, at end of period	Q3’16	Q3’15	YoY change	Q2’16	QoQ change
Total cash and other liquid assets	9 392	6 886	36%	10 987	(15)%
Net cash and other liquid assets(1)	5 539	4 120	34%	7 077	(22)%

(1)Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents (bank and cash as well as available-for-sale investments, cash equivalents), available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 15, “Notes to the consolidated statement of cash flows”, in the notes to the financial statements attached to this report.

(2)Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

In the third quarter 2016, Nokia’s total cash and other liquid assets decreased by EUR 1 595 million and Nokia’s net cash and other liquid assets decreased by EUR 1 538 million.

Foreign exchange rates had an approximately EUR 30 million negative impact on net cash.

During the third quarter 2016, the remaining unsettled Alcatel-Lucent convertible bonds were reclassified from interest-bearing liabilities to other liabilities, resulting in an approximately EUR 40 million positive impact to net cash.

On a sequential basis, net cash and other liquid assets were affected by the following factors:

In the third quarter 2016, Nokia’s net cash from operating activities was approximately positive EUR 230 million:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 627 million in the third quarter 2016.

•             Total cash outflows related to working capital were approximately EUR 280 million.

•                  Nokia had approximately EUR 200 million of restructuring and associated cash outflows in the third quarter 2016. Excluding this, net working capital generated a decrease in net cash of approximately EUR 80 million, primarily due to a decrease in short-term liabilities, partially offset by decreases in both inventories and receivables.

•                  The cash outflows related to the decrease in short-term liabilities of approximately EUR 460 million were primarily due to decreases in VAT payables, accounts payables and a negative impact from realized foreign exchange.

•                  The cash inflows related to the decrease in inventories were approximately EUR 120 million.

•                  The cash inflows related to the decrease in receivables were approximately EUR 250 million.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 70 million and cash outflows of approximately EUR 50 million related to net interest.

In the third quarter 2016, Nokia’s net cash outflows from investing activities primarily related to decreases in net cash of approximately EUR 120 million due to the acquisition of businesses and approximately EUR 170 million due to capital expenditures, partially offset by cash inflows of approximately EUR 50 million related to the foreign exchange impact on short-term loans receivable and cash inflows of approximately EUR 40 million related to the disposal of businesses and sale of fixed assets.

In the third quarter 2016, Nokia’s net cash outflows from financing activities primarily related to the payment of the ordinary and special dividends, amounting to approximately EUR 1.5 billion and, to a lesser extent, a decrease in net cash of approximately EUR 70 million related to the purchase of Alcatel-Lucent securities.

Nokia’s year to date performance

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million (except EPS in EUR)	Q1-Q3’16	Q1-Q3’15	YoY change
Net sales - constant currency			91%
Net sales	16 972	8 890	91%
Nokia’s Networks business	15 730	8 277	90%
Ultra Broadband Networks	11 438	7 343	56%
IP Networks and Applications	4 292	934	360%
Nokia Technologies	745	624	19%
Group Common and Other	805	0
Non-IFRS exclusions	(258)	0
Eliminations	(50)	(11)
Gross profit	5 798	3 843	51%
Gross margin %	34.2%	43.2%	(900	)bps
Operating (loss)/profit	(1 417)	1 054
Nokia’s Networks business	1 081	854	27%
Ultra Broadband Networks	788	805	(2)%
IP Networks and Applications	293	49	498%
Nokia Technologies	420	383	10%
Group Common and Other	(268)	(14)
Non-IFRS exclusions	(2 650)	(168)
Operating margin %	(8.3)%	11.9%	(2 020	)bps
Share of results from associated companies	6	12	(50)%
Financial income and expenses	(215)	(141)
Taxes (3)	56	(230)
(Loss)/Profit (3)	(1 570)	695
(Loss)/Profit attributable to the shareholders of the parent (3)	(1 410)	694
Non-controlling interests (3)	(161)	1
EPS, EUR diluted (3)	(0.25)	0.18

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

(3)Reported Q1-Q3’16 result is not comparable to the reported results published previously due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit. Refer to note 6, “Acquisitions”, in the notes to the financial statements attached to this report for further details.

Financial discussion

Net sales

In the first nine months of 2016, Nokia net sales increased 91% year-on-year on both a reported and constant currency basis.

The year-on-year increase in Nokia net sales in the first nine months of 2016 was primarily due to growth in Nokia’s Networks business and Group Common and Other, primarily related to the acquisition of Alcatel-Lucent and, to a lesser extent, growth in Nokia Technologies. The growth was partially offset by non-IFRS exclusions related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of acquisition.

Operating profit

In the first nine months of 2016, Nokia generated an operating loss, compared to an operating profit in the year-ago period, primarily due to higher R&D expenses and SG&A expenses and a net negative fluctuation in other income and expenses, partially offset by higher gross profit.

The increase in gross profit was primarily due to Nokia’s Networks business, partially offset by non-IFRS exclusions related to valuation of deferred revenue and inventory, which related to the acquisition of Alcatel-Lucent.

The increase in R&D expenses was primarily due to Nokia’s Networks business, non-IFRS exclusions related to amortization of intangible assets and Group Common and Other, all of which related primarily to the acquisition of Alcatel-Lucent.

The increase in SG&A expenses was primarily due to Nokia’s Networks business, non-IFRS exclusions related to amortization of intangible assets and Group Common and Other, all of which related primarily to the acquisition of Alcatel-Lucent, as well as Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 722 million in the first nine months of 2016, compared to an income of EUR 15 million in the year-ago period. The change was primarily related to non-IFRS exclusions attributable to higher restructuring and associated charges and, to a lesser the extent, the absence of realized gains related to certain of Nokia’s investments made through its venture funds.

(Loss)/profit attributable to the shareholders of the parent

In the first nine months of 2016, Nokia generated a loss attributable to the shareholders of the parent, compared to a profit in the year-ago period, primarily due to the operating loss in the current period, compared to an operating profit in the year-ago period and, to a lesser extent, a net negative fluctuation in financial income and expenses, both of which related primarily to the acquisition of Alcatel-Lucent. This was partially offset by an income tax benefit, resulting from the acquisition of Alcatel-Lucent, compared to an income tax expense in the year-ago-period. In addition, non-controlling interests were higher as a result of the acquisition of Alcatel-Lucent.

The net negative fluctuation in financial income and expenses in the first nine months of 2016 was primarily due to higher interest expenses and non-IFRS exclusions related to the early redemption of Alcatel-Lucent high yield bonds and, to a lesser extent, a non-cash impairment of a financial asset. This was partially offset by realized gains related to certain of Nokia’s investments made through its venture funds.

The income tax benefit was primarily related to non-IFRS exclusions.

As a result of the Alcatel-Lucent acquisition, non-controlling interests grew, and a smaller proportion of the reported loss was attributable to the shareholders of the parent. The non-controlling interests relate primarily to Alcatel-Lucent Shanghai Bell and the remaining minority shareholders of Alcatel-Lucent.

Descriptions of non-IFRS exclusions in the first nine months of 2016

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the financial statements attached to this report.

		Nokia standalone historicals(1)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Net sales	(258)	0
Gross profit	(974)	35
R&D	(498)	(28)	1 679%
SG&A	(523)	(75)	597%
Other income and expenses	(656)	(100)
Operating profit/(loss)	(2 650)	(168)
Financial income and expenses	(41)	0
Taxes (2)	547	46	1 089%
Profit/(loss) (2)	(2 144)	(121)
Profit/(loss) attributable to the shareholders of the parent (2)	(2 014)	(121)
Non-controlling interests (2)	(130)	0

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

(2)Reported Q1-Q3’16 result is not comparable to the reported results published previously due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit. Refer to note 6, “Acquisitions”, in the notes to the financial statements attached to this report for further details.

Net sales

In the first nine months of 2016, non-IFRS exclusions in net sales amounted to EUR 258 million, and related to purchase price allocation adjustment related to the reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Operating profit

In the first nine months of 2016, non-IFRS exclusions in operating profit amounted to EUR 2 650 million, and were attributable to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the first nine months of 2016, non-IFRS exclusions in gross profit amounted to EUR 974 million, and primarily related to the increased valuation of inventory that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition and the deferred revenue. The increased valuation of inventory resulted in non-recurring higher cost of sales and lower gross profit, when the inventory was sold. In addition, the non-IFRS exclusions from gross profit included product portfolio integration related costs resulting from the acquisition of Alcatel-Lucent.

In the first nine months of 2016, non-IFRS exclusions in R&D expenses amounted to EUR 498 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent.

In the first nine months of 2016, non-IFRS exclusions in SG&A expenses amounted to EUR 523 million, and primarily related to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent transaction, as well as integration related costs.

In the first nine months of 2016, non-IFRS exclusions in other income and expenses amounted to an expense of EUR 656 million, and primarily related to EUR 653 million of restructuring and associated charges.

Profit attributable to the shareholders of the parent

In the first nine months of 2016, non-IFRS exclusions in profit attributable to the shareholders of the parent amounted to EUR 2 014 million, and was primarily related to the non-IFRS exclusions in operating profit. In addition, non-IFRS exclusions affected financial income and expenses and income taxes as follows:

In the first nine months of 2016, non-IFRS exclusions in financial income and expenses amounted to an expense of EUR 41 million, and primarily related to the early redemption of the Alcatel-Lucent 2017 and 2020 high yield bonds in February 2016.

In the first nine months of 2016, non-IFRS exclusions in income taxes amounted to a tax benefit of EUR 547 million, and primarily related to non-IFRS exclusions in operating profit.

Nokia’s Networks business

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Net sales - constant currency			90%
Net sales	15 730	8 277	90%
Gross profit	5 920	3 190	86%
Gross margin %	37.6%	38.5%	(90	)bps
R&D	(2 758)	(1 292)	113%
SG&A	(2 032)	(1 045)	94%
Other income and expenses	(49)	0
Operating profit	1 081	854	27%
Operating margin %	6.9%	10.3%	(340	)bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales by region

		Nokia standalone historicals(1)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Asia-Pacific	3 039	2 424	25%
Europe	3 535	2 000	77%
Greater China	2 028	1 230	65%
Latin America	1 032	691	49%
Middle East & Africa	1 274	822	55%
North America	4 823	1 110	335%
Total	15 730	8 277	90%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales by segment

In the first nine months of 2016, Nokia’s Networks business net sales increased 90% year-on-year on both a reported and constant currency basis.

The year-on-year increase in Nokia’s Networks business net sales in the first nine months of 2016 was driven by growth in both Ultra Broadband Networks and IP Networks and Applications, primarily related to the acquisition of Alcatel-Lucent.

On a regional basis, in the first nine months of 2016, Nokia’s Networks business net sales increased across all regions, with particularly strong growth in North America and Europe, primarily due to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first nine months of 2016, Nokia’s Networks business operating profit increased primarily due to higher gross profit, partially offset by higher R&D expenses and SG&A expenses.

The higher gross profit was due to both IP Networks and Applications and Ultra Broadband Networks, primarily related to the acquisition of Alcatel-Lucent.

The higher R&D expenses were due to both IP Networks and Applications and Ultra Broadband Networks, primarily related to the acquisition of Alcatel-Lucent.

The higher SG&A expenses were due to both Ultra Broadband Networks and IP Networks and Applications, primarily related to the acquisition of Alcatel-Lucent.

Nokia’s Networks business other income and expenses was an expense of EUR 49 million in the first nine months of 2016, compared to approximately zero in the year-ago period. On a year-on-year basis, the change was due to both Ultra Broadband Networks and IP Networks and Applications, primarily related to certain provisions which were recorded due to the risk of asset impairment.

Ultra Broadband Networks

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Net sales - constant currency			56%
Net sales	11 438	7 343	56%
Mobile Networks	9 618	7 246	33%
Fixed Networks	1 820	97	1 776%
Gross profit	4 077	2 737	49%
Gross margin %	35.6%	37.3%	(170	)bps
R&D	(1 809)	(1 090)	66%
SG&A	(1 448)	(844)	72%
Other income and expenses	(32)	1
Operating profit	788	805	(2)%
Operating margin %	6.9%	11.0%	(410	)bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales by region

		Nokia standalone historicals(1)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Asia-Pacific	2 332	2 177	7%
Europe	2 294	1 752	31%
Greater China	1 710	1 079	58%
Latin America	669	606	10%
Middle East & Africa	986	735	34%
North America	3 447	997	246%
Total	11 438	7 343	56%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

In the first nine months of 2016, Ultra Broadband Networks net sales increased 56% year-on-year on both a reported and constant currency basis.

The year-on-year increase in Ultra Broadband Networks net sales in the first nine months of 2016 was due to both Mobile Networks and Fixed Networks, primarily related to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first nine months of 2016, Ultra Broadband Networks operating profit decreased, primarily due to higher R&D and SG&A expenses, partially offset by higher gross profit.

The increases in Ultra Broadband Networks gross profit, R&D expenses and SG&A expenses were all primarily due to the acquisition of Alcatel-Lucent.

Ultra Broadband Networks other income and expenses was an expense of EUR 32 million in the first nine months of 2016, compared to an income of EUR 1 million in the year-ago period.

IP Networks and Applications

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Net sales - constant currency			358%
Net sales	4 292	934	360%
IP/Optical Networks	3 229	367	780%
IP Routing	2 126	367	479%
Optical Networks	1 103	0
Applications & Analytics	1 064	566	88%
Gross profit	1 843	452	308%
Gross margin %	42.9%	48.4%	(550	)bps
R&D	(949)	(202)	370%
SG&A	(584)	(201)	191%
Other income and expenses	(17)	0
Operating profit	293	49	498%
Operating margin %	6.8%	5.2%	160	bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Net sales by region

		Nokia standalone historicals(1)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Asia-Pacific	707	248	185%
Europe	1 241	249	398%
Greater China	318	151	111%
Latin America	362	85	326%
Middle East & Africa	288	87	231%
North America	1 377	114	1 108%
Total	4 292	934	360%

(1)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

In the first nine months of 2016, IP Networks and Applications net sales increased 360% year-on-year. On a constant currency basis, IP Networks and Applications net sales would have increased 358% year-on-year.

The year-on-year increase in IP Networks and Applications net sales in the first nine months of 2016 was primarily due to IP/Optical Networks and, to a lesser extent, Applications & Analytics, primarily related to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first nine months of 2016, IP Networks and Applications operating profit increased, primarily due to higher gross profit, partially offset by higher R&D and SG&A expenses.

The increases in IP Networks and Applications gross profit, R&D expenses and SG&A expenses were all primarily due to the acquisition of Alcatel-Lucent.

IP Networks and Applications other income and expenses was an expense of EUR 17 million in the first nine months of 2016, compared to approximately zero in the year-ago period.

Nokia Technologies

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Net sales - constant currency			19%
Net sales	745	624	19%
Gross profit	724	619	17%
Gross margin %	97.2%	99.2%	(200	)bps
R&D	(180)	(161)	12%
SG&A	(121)	(75)	61%
Other income and expenses	(3)	0
Operating profit	420	383	10%
Operating margin %	56.4%	61.4%	(500	)bps

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

In the first nine months of 2016, Nokia Technologies net sales increased 19% year-on-year on both a reported and constant currency basis.

The year-on-year increase in Nokia Technologies net sales in the first nine months of 2016 was primarily due to higher intellectual property licensing income and net sales attributable to the acquisition of Withings. In Q3 2016 Nokia Technologies net sales included approximately EUR 100 million of non-recurring net sales primarily related to prior periods of 2016. This was partially offset by the absence of non-recurring adjustments to accrued net sales from existing and new agreements, lower licensing income from certain existing licensees, lower revenue share related to previously divested intellectual property rights, and the absence of net sales related to intellectual property rights divested in the first nine months of 2015. The non-recurring net sales was slightly below EUR 120 million in the first nine months of 2015.

Operating profit

The year-on-year increase in Nokia Technologies operating profit for the first nine months of 2016 was primarily due to higher gross profit, partially offset by higher SG&A and R&D expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales.

The increase in R&D expenses in Nokia Technologies was primarily due to the inclusion of Bell Labs patent portfolio costs resulting from the acquisition of Alcatel-Lucent, and higher investments in the areas of digital media and digital health. The higher R&D expenses in digital health was primarily due to the acquisition of Withings. This was partially offset by the focusing of general research investments towards more specific opportunities and lower patent portfolio costs.

The increase in Nokia Technologies SG&A expenses was primarily due to higher business support costs, the ramp-up of digital health and digital media and increased licensing activity. The higher SG&A expenses in digital health was primarily due to the acquisition of Withings.

Group Common and Other

Financial highlights(1)

		Nokia standalone historicals(2)
EUR million	Q1-Q3’16	Q1-Q3’15	YoY change
Net sales - constant currency
Net sales	805	0
Gross profit	128	0
Gross margin %	15.9%	0.0%
R&D	(209)	(60)	248%
SG&A	(172)	(69)	149%
Other income and expenses	(15)	114
Operating (loss)	(268)	(14)
Operating margin %	(33.3)%

(1)Results are reported unless otherwise specified.

(2)Nokia standalone historicals are the recasting of Nokia’s historical standalone financial results, reflecting Nokia’s updated segment reporting structure, excluding Alcatel-Lucent. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Financial discussion

Net sales

Group Common and Other net sales increased to EUR 805 million in the first nine months of 2016, compared to approximately zero in the year-ago period.

The year-on-year increase in Group Common and Other net sales in the first nine months of 2016 was primarily due Alcatel Submarine Networks and Radio Frequency Systems net sales, both of which related to the acquisition of Alcatel-Lucent.

Operating profit

On a year-on-year basis, in the first nine months of 2016, Group Common and Other operating loss increased, primarily due to higher R&D expenses, a net negative fluctuation in other income and expenses and higher SG&A expenses, partially offset by higher gross profit.

The increase in Group Common and Other gross profit was primarily due to higher gross profit in Alcatel Submarine Networks and Radio Frequency Systems, both of which related to the acquisition of Alcatel-Lucent.

Group Common and Other R&D expenses increased on a year-on-year basis, primarily due to Bell Labs, related to the acquisition of Alcatel-Lucent.

The increase in Group Common and Other SG&A expenses was primarily due to higher central function costs, related to the acquisition of Alcatel-Lucent.

Group Common and Other other income and expenses was an expense of EUR 15 million in the first nine months of 2016, compared to an income of EUR 114 million in the year-ago period. On a year-on-year basis, the change was primarily due to the absence of realized gains related to certain of Nokia’s investments made through its venture funds and, to a lesser extent, the non-cash impairment of a financial asset.

Cash and cash flow

Nokia change in net cash and other liquid assets (EUR billion)

		Nokia standalone historicals(2)
EUR million, at end of period(1)	Q3’16	Q4’15	YTD change
Total cash and other liquid assets	9 392	9 849	(5)%
Net cash and other liquid assets	5 539	7 775	(29)%

(1)Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents (bank and cash as well as available-for-sale investments, cash equivalents), available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 15, “Notes to the consolidated statement of cash flows”, in the notes to the financial statements attached to this report.

(2)Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

In the first nine months of 2016, Nokia’s total cash and other liquid assets decreased by EUR 457 million and Nokia’s net cash and other liquid assets decreased by EUR 2 236 million. Nokia’s total cash and other liquid assets decreased EUR 1 779 million less than Nokia’s net cash and other liquid assets, primarily due to the acquisition of Alcatel-Lucent, partially offset by the redemption of Alcatel-Lucent notes and convertible bonds.

Foreign exchange rates had an approximately EUR 10 million negative impact on net cash.

Compared to the end of 2015, net cash and other liquid assets were affected by the following factors:

In the first nine months of 2016, Nokia’s net cash from operating activities was negative EUR 2.0 billion:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 1 319 million in the first nine months of 2016.

•             Total cash outflows related to working capital of approximately EUR 2.8 billion.

•                  Nokia had approximately EUR 460 million of restructuring and associated cash outflows in the first nine months of 2016. Excluding this, net working capital generated a decrease in net cash of approximately EUR 2.3 billion, primarily due to a decrease in short-term liabilities and an increase in inventories, partially offset by increase in net cash related to a decrease in receivables.

•                  The cash outflows related to short-term liabilities were approximately EUR 2.5 billion, primarily due to the payment of incentives related to Alcatel-Lucent’s and Nokia’s strong business performance in 2015, a decline in accounts payable of approximately EUR 750 million (of which approximately EUR 350 million related to our actions to harmonize working capital processes and practices, particularly in the area of payables) and the termination of Alcatel-Lucent’s license agreement with Qualcomm which resulted in approximately EUR 280 million of cash outflows.

•                  The cash outflows related to the increase in inventories were approximately EUR 200 million.

•                  The cash inflows related to the decrease in receivables were approximately EUR 440 million, primarily due to cash inflows related to an overall decline in receivables and cash inflows related to the catch-up payment from the Samsung arbitration award, announced on February 1, 2016. This was partially offset by an increase in receivables resulting from the approximately EUR 1.0 billion reduction in the sale of receivables (debt-like items), in accordance with our Capital Structure Optimization Program.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 320 million and cash outflows related to net interest were approximately EUR 210 million.

In the first nine months of 2016, Nokia’s net cash inflows from investing activities primarily related to an increase in net cash of approximately EUR 2.0 billion related to the acquired net cash and other liquid assets of Alcatel-Lucent. This was partially offset by decreases of net cash of approximately EUR 350 million due to capital expenditures and approximately EUR 310 million due to acquisition of businesses.

In the first nine months of 2016, Nokia’s net cash outflows from financing activities primarily related to the payment of the ordinary and special dividends, amounting to approximately EUR 1.5 billion and, to a lesser extent, a decrease in net cash of approximately EUR 210 million related to the purchase of Alcatel-Lucent shares and the equity component of the purchased Alcatel-Lucent convertible bonds.

Shares

The total number of Nokia shares on September 30, 2016, equaled 5 835 686 512. On September 30, 2016, Nokia and its subsidiary companies owned 63 551 145 Nokia shares, representing approximately 1.1% of the total number of Nokia shares and voting rights.

Dividend

In the third quarter 2016, Nokia paid an aggregate dividend of approximately EUR 1 501 million, consisting of an ordinary dividend of EUR 0.16 per share for financial year 2015 and a special dividend of EUR 0.10 per share, as resolved by the shareholders at the Annual General Meeting held on June 16, 2016.

Financial statements

Consolidated income statement (condensed, unaudited)

									Non-	Non-
				Reported	Reported	Non-	Non-	Non-	IFRS	IFRS
	Reported	Reported	Reported	Q1-	Q1-	IFRS	IFRS	IFRS	Q1-	Q1-
EUR million	Q3’16	Q3’15	Q2’16	Q3’16	Q3’15	Q3’16	Q3’15	Q2’16	Q3’16	Q3’15
Net sales (notes 2, 3, 4)	5 890	3 036	5 583	16 972	8 890	5 950	3 036	5 676	17 230	8 890
Cost of sales	(3 674)	(1 720)	(3 555)	(11 174)	(5 046)	(3 586)	(1 720)	(3 475)	(10 458)	(5 081)
Gross profit (notes 2, 3)	2 216	1 316	2 028	5 798	3 843	2 365	1 316	2 202	6 771	3 808
Research and development expenses	(1 196)	(481)	(1 211)	(3 645)	(1 540)	(1 017)	(473)	(1 049)	(3 147)	(1 512)
Selling, general and administrative expenses	(925)	(422)	(934)	(2 848)	(1 264)	(781)	(385)	(780)	(2 325)	(1 189)
Other income and expenses (note 10)	(39)	(80)	(643)	(722)	15	(11)	20	(41)	(66)	115
Operating profit (notes 2, 3)	55	333	(760)	(1 417)	1 054	556	478	332	1 233	1 222
Share of results of associated companies and joint ventures (note 13)	3	(2)	2	6	12	3	(2)	2	6	12
Financial income and expenses (note 10)	(80)	(84)	(32)	(215)	(141)	(78)	(84)	(29)	(174)	(141)
(Loss)/profit before tax (note 2)	(22)	247	(791)	(1 626)	925	480	392	305	1 065	1 093
Income tax (expense)/benefit (1)	(111)	(60)	65	56	(230)	(216)	(95)	(135)	(491)	(277)
(Loss)/profit from continuing operations (note 2) (1)	(133)	188	(726)	(1 570)	695	264	297	171	574	816
(Loss)/profit attributable to equity holders of the parent (1)	(119)	189	(667)	(1 410)	694	258	298	194	605	816
Non-controlling interests (1)	(14)	(1)	(58)	(161)	1	6	(1)	(24)	(31)	1
(Loss)/Profit from discontinued operations (note 7)	(6)	(37)	2	11	(19)	0	31	0	0	67
(Loss)/Profit attributable to equity holders of the parent	(6)	(37)	2	11	(19)	0	31	0	0	68
Non-controlling interests	0	0	0	0	0	0	0	0	0	0
(Loss)/profit for the period (1)	(139)	150	(723)	(1 559)	676	264	328	170	574	884
(Loss)/profit attributable to equity holders of the parent (1)	(125)	152	(665)	(1 399)	675	258	329	194	605	883
Non-controlling interests (1)	(14)	(1)	(58)	(161)	1	6	(1)	(24)	(31)	1
Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations (1)	(0.02)	0.05	(0.12)	(0.25)	0.19	0.04	0.08	0.03	0.11	0.22
Discontinued operations	0.00	(0.01)	0.00	0.00	(0.01)	0.00	0.01	0.00	0.00	0.02
(Loss)/profit for the period (1)	(0.02)	0.04	(0.12)	(0.24)	0.19	0.04	0.09	0.03	0.11	0.24
Diluted earnings per share
Continuing operations (1)	(0.02)	0.05	(0.12)	(0.25)	0.18	0.04	0.08	0.03	0.11	0.21
Discontinued operations	0.00	(0.01)	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.02
(Loss)/profit for the period (1)	(0.02)	0.04	(0.12)	(0.25)	0.18	0.04	0.09	0.03	0.11	0.23
Average number of shares (‘000 shares)
Basic	5 773 119	3 624 620	5 746 107	5 723 206	3 629 466	5 773 119	3 624 620	5 746 107	5 723 206	3 629 466
Diluted	5 773 119	3 948 703	5 771 511	5 734 888	3 951 467	5 791 792	3 948 703	5 759 476	5 749 763	3 951 467
Interest expense, net of tax, on convertible bonds	0	(11)	0	0	(33)	0	(11)	0	0	(33)
From continuing operations:
Depreciation and amortization (notes 2, 3)	(375)	(72)	(411)	(1 191)	(211)	(135)	(52)	(162)	(432)	(153)

(1) Reported Q1-Q3’16 result is not comparable to the reported results published previously due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit. Refer to note 6, “Acquisitions”, for further details.

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported
EUR million	Q3’16	Q3’15	Q2’16	Q1-Q3’16	Q1-Q3’15

(Loss)/Profit for the period (1)	(139)	150	(723)	(1 559)	676

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	278	(9)	92	(95)	95
Income tax related to items that will not be reclassified to profit or loss	(107)	8	(59)	(7)	(21)
Items that may be reclassified subsequently to profit or loss:
Translation differences	(94)	16	313	(460)	443
Net investment hedges	19	10	(28)	38	(151)
Cash flow hedges	(3)	15	(39)	(19)	18
Available-for-sale investments (note 10)	18	(49)	(48)	(91)	22
Other (decrease)/increase, net	0	0	(2)	(1)	2
Income tax related to items that may be reclassified subsequently to profit or loss	(5)	(8)	16	0	23

Other comprehensive income/(expense), net of tax	106	(17)	245	(635)	431

Total comprehensive (expense)/income (1)	(33)	133	(478)	(2 194)	1 107

Attributable to:
Equity holders of the parent (1)	(19)	136	(445)	(1 974)	1 104
Non-controlling interests (1)	(14)	(3)	(33)	(220)	3
	(33)	133	(478)	(2 194)	1 107

Attributable to equity holders of the parent:
Continuing operations (1)	(13)	178	(447)	(1 985)	928
Discontinued operations (note 7)	(6)	(42)	2	11	176
	(19)	136	(445)	(1 974)	1 104

Attributable to non-controlling interest:
Continuing operations (1)	(14)	(3)	(33)	(220)	3
Discontinued operations (note 7)	0	0	0	0	0
	(14)	(3)	(33)	(220)	3

(1) Reported Q1-Q3’16 result is not comparable to the reported results published previously due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit. Refer to note 6, “Acquisitions”, for further details.

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	September 30, 2016	September 30, 2015	December 31, 2015
ASSETS
Goodwill	5 545	229	237
Other intangible assets	5 282	332	323
Property, plant and equipment	1 919	667	695
Investments in associated companies and joint ventures	101	66	84
Available-for-sale investments (note 10)	1 064	964	1 004
Deferred tax assets (note 9)	5 139	2 647	2 634
Other non-current financial assets (note 10)	225	56	49
Defined benefit pension assets (note 8)	3 418	19	25
Other non-current assets	314	42	51
Non-current assets	23 008	5 022	5 102
Inventories	2 680	1 159	1 014
Accounts receivable, net of allowances for doubtful accounts (note 10)	6 435	3 380	3 913
Prepaid expenses and accrued income	1 303	817	749
Social security, VAT and other indirect taxes	564	220	258
Divestment related receivables	90	154	160
Other	649	444	331
Current income tax assets	327	187	171
Other financial assets (note 10)	195	118	128
Investments at fair value through profit and loss, liquid assets (note 10)	481	583	687
Available-for-sale investments, liquid assets (note 10)	2 023	1 752	2 167
Cash and cash equivalents (note 10)	6 887	4 551	6 995
Current assets	20 332	12 547	15 824
Assets held for sale	70	0	0
Assets of disposal groups classified as held for sale	0	2 962	0
Total assets	43 409	20 531	20 926

	September 30, 2016	September 30, 2015	December 31, 2015
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	427	416	380
Treasury shares at cost	(696)	(721)	(718)
Translation differences	(96)	1 416	292
Fair value and other reserves	0	129	204
Reserve for invested non-restricted equity	15 765	3 071	3 820
Retained earnings	2 950	4 504	6 279
Capital and reserves attributable to equity holders of the parent	18 595	9 060	10 502
Non-controlling interests	867	41	21
Total equity	19 462	9 101	10 523
Long-term interest-bearing liabilities (notes 10, 14)	3 518	2 702	2 023
Deferred tax liabilities (note 9)	360	72	62
Defined benefit pension and post-retirement liabilities (note 8)	5 483	429	423
Deferred revenue and other long-term liabilities	1 420	1 344	1 254
Advance payments and deferred revenue	1 118	1 317	1 235
Other (note 10)	302	27	20
Provisions (note 11)	644	283	250
Non-current liabilities	11 424	4 829	4 011
Short-term interest bearing liabilities (notes 10, 14)	335	64	51
Other financial liabilities (note 10)	213	95	113
Current income tax liabilities	495	433	446
Accounts payable (note 10)	3 380	1 722	1 910
Accrued expenses, deferred revenue and other liabilities	6 653	3 272	3 395
Advance payments and deferred revenue	3 162	1 960	1 857
Salaries, wages and social charges	1 396	711	891
Other	2 094	601	647
Provisions (note 11)	1 446	495	476
Current liabilities	12 522	6 080	6 391
Liabilities of disposal groups classified as held for sale	0	521	0
Total shareholders’ equity and liabilities	43 409	20 531	20 926

Interest-bearing liabilities, EUR million	3 853	2 766	2 074
Shareholders’ equity per share, EUR	3.22	2.50	2.67
Number of shares (1 000 shares, shares owned by Group companies are excluded)	5 772 135	3 624 803	3 939 195

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q3’16	Q3’15	Q2’16	Q1-Q3’16	Q1-Q3’15
Cash flow from operating activities
(Loss)/profit for the period (1)	(139)	150	(723)	(1 559)	676
Adjustments, total (note 15) (1)	766	349	1 117	2 878	721
Change in net working capital (note 15)	(281)	79	(892)	(2 758)	(1 107)
Cash used in operations (note 15)	346	578	(498)	(1 439)	290
Interest received	16	17	34	71	55
Interest paid	(61)	(18)	(30)	(278)	(50)
Income taxes, net paid	(67)	(74)	(122)	(319)	(249)
Net cash from/(used in) operating activities	234	503	(616)	(1 965)	46
Cash flow from investing activities
Acquisition of businesses, net of cash acquired	(121)	(51)	(179)	5 855	(98)
Purchase of current available-for-sale investments, liquid assets	(1 419)	(419)	(988)	(3 312)	(2 262)
Purchase of investments at fair value through profit and loss, liquid assets	0	(51)	0	0	(212)
Purchase of non-current available-for-sale investments	(16)	(11)	(25)	(52)	(57)
(Payment of)/Proceeds from other long-term loans receivable	(1)	(1)	0	18	(2)
Proceeds from/(Payment of) short-term loans receivable	46	(58)	(32)	(4)	(44)
Capital expenditures (note 15)	(166)	(64)	(104)	(353)	(222)
Proceeds from disposal of businesses, net of disposed cash	28	0	2	6	46
Proceeds from disposal of shares in associated companies	0	0	10	10	0
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	1 190	726	1 627	3 788	2 619
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	250	48	0	255	48
Proceeds from sale of non-current available-for-sale investments	15	21	59	127	75
Proceeds from sale of property, plant and equipment and intangible assets	10	(1)	1	13	1
Dividends received	1	0	0	1	2
Net cash (used in)/from investing activities	(183)	139	371	6 352	(106)
Cash flow from financing activities
Proceeds from stock option exercises	1	0	(4)	5	0
Purchase of treasury shares	0	0	0	0	(173)
Purchase of equity instruments of subsidiaries	(73)	0	(139)	(212)	(25)
Proceeds from long-term borrowings	0	10	0	0	213
Repayment of long-term borrowings	(34)	(1)	(603)	(2 559)	(24)
Proceeds/(payment of) from short-term borrowings	21	(39)	80	(132)	(31)
Dividends paid and other contributions to shareholders	(1 514)	0	0	(1 514)	(512)
Net cash used in financing activities	(1 599)	(30)	(666)	(4 412)	(552)
Foreign exchange adjustment	(14)	(44)	17	(83)	(8)
Net (decrease)/increase in cash and cash equivalents	(1 562)	568	(894)	(108)	(620)
Cash and cash equivalents at beginning of period	8 449	3 983	9 343	6 995	5 170
Cash and cash equivalents at end of period	6 887	4 551	8 449	6 887	4 551

(1) Reported Q1-Q3’16 result is not comparable to the reported results published previously due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit. Refer to note 6, “Acquisitions”, for further details.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

Alcatel-Lucent ordinary shares, ADS’s and OCEANEs acquired in cash by Nokia subsequent to the closing of the reopened exchange offer are presented within cash flow from financing activities as purchases of equity instruments of subsidiaries and repayment of long-term borrowings, respectively. In relation to the Public Buy-Out Offer, Nokia’s pledged cash asset of EUR 678 million to cover the purchase of the remaining Alcatel-Lucent securities was recorded within cash flow from investing activities as purchase of current available-for-sale investments, liquid assets. The amount of pledged cash released upon acquisition of Alcatel-Lucent securities of EUR 81 million was recorded within cash flow from investing activities as proceeds from maturities and sale of current available-for-sale investments, liquid assets with offsetting amounts recorded within cash flow from financing activities as purchases of equity instruments of subsidiaries and repayment of long-term borrowings. The remaining unreleased pledged cash asset amounts to EUR 597 million as of September 30, 2016.

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2015	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	68	0	0	68	0	68
Translation differences	0	0	0	440	0	0	0	440	3	443
Net investment hedges, net of tax	0	0	0	(121)	0	0	0	(121)	0	(121)
Cash flow hedges, net of tax	0	0	0	0	15	0	0	15	0	15
Available-for-sale investments, net of tax (note 10)	0	0	0	0	18	0	0	18	0	18
Other increase, net	0	0	0	0	6	0	3	9	(1)	8
Profit for the period	0	0	0	0	0	0	675	675	1	676
Total comprehensive income	0	0	0	319	107	0	678	1 104	3	1 107
Share-based payment	0	37	0	0	0	0	0	37	0	37
Settlement of performance and restricted shares	0	(11)	20	0	0	(14)	0	(6)	0	(6)
Acquisition of treasury shares	0	0	(173)	0	0	0	0	(173)	0	(173)
Cancellation of treasury shares	0	0	427	0	0	0	(427)	0	0	0
Stock options exercise	0	0	0	0	0	2	0	2	0	2
Dividends	0	0	0	0	0	0	(507)	(507)	(5)	(512)
Acquisition of non-controlling interests	0	0	0	0	0	0	(8)	(8)	(15)	(23)
Convertible bond - equity component	0	(57)	0	0	0	0	57	0	0	0
Other movements	0	8	(7)	(2)	0	0	1	0	0	0
Total of other equity movements	0	(23)	266	(2)	0	(12)	(884)	(655)	(20)	(674)
September 30, 2015	246	416	(721)	1 416	129	3 071	4 504	9 060	41	9 101

January 1, 2016	246	380	(718)	292	204	3 820	6 279	10 502	21	10 523
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(105)	0	0	(105)	(2)	(107)
Translation differences	0	0	0	(403)	0	0	0	(403)	(57)	(460)
Net investment hedges, net of tax	0	0	0	30	0	0	0	30	0	30
Cash flow hedges, net of tax	0	0	0	0	(15)	0	0	(15)	0	(15)
Available-for-sale investments, net of tax (note 10)	0	0	0	0	(87)	0	0	(87)	0	(87)
Other increase, net	0	0	0	0	6	0	(1)	4	0	4
(Loss) for the period	0	0	0	0	0	0	(1 399)	(1 399)	(161)	(1 560)
Total comprehensive income	0	0	0	(373)	(202)	0	(1 400)	(1 975)	(220)	(2 194)
Share-based payment	0	90	0	0	0	0	0	90	0	90
Excess tax benefit on share-based payment	0	(2)	0	0	0	0	0	(2)	0	(2)
Settlement of performance and restricted shares	0	(12)	22	0	0	(16)	0	(6)	0	(6)
Stock options exercise	0	3	0	0	0	2	0	5	0	5
Dividends	0	0	0	0	0	0	(1 501)	(1 501)	(14)	(1 515)
Acquisitions through business combinations	0	0	0	0	0	11 616	0	11 616	1 704	13 320
Equity issuance costs related to acquisitions	0	0	0	0	0	(16)	0	(16)	0	(16)
Acquisition of non-controlling interests	0	0	0	(15)	(2)	359	(466)	(124)	(625)	(749)

Vested portion of share-based payment awards related to acquisitions	0	6	0	0	0	0	0	6	0	6
Convertible bond - equity component	0	(38)	0	0	0	0	38	0	0	0
Total of other equity movements	0	47	22	(15)	(2)	11 945	(1 929)	10 068	1 065	11 133
September 30, 2016	246	427	(696)	(96)	0	15 765	2 950	18 595	867	19 462

The notes are an integral part of these consolidated financial statements. Beginning from the first quarter 2016, Nokia results include those of Alcatel-Lucent on a consolidated basis. Accordingly, Nokia results beginning from the first quarter 2016 are not directly comparable to prior period Nokia standalone results.

Notes to Financial statements

1. Basis of preparation

The unaudited, consolidated, condensed interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). The condensed interim financial statements should be read in conjunction with the annual financial statements for 2015, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in these interim financial statements as were followed in the annual financial statements for 2015, except as described below in relation to the new segment reporting structure.

These interim financial statements were authorized for issue by management on October 26, 2016.

Non-IFRS measures presented in this document exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons. As of the second quarter 2016, certain additional information and disclosure has been included in the interim Financial statements to implement the recent guidance issued by ESMA (European Securities and Markets Authority) on alternative performance measures.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

As of the first quarter 2016, following the acquisition of Alcatel-Lucent on January 4, 2016 (refer to note 6 “Acquisitions” for more details), Nokia has revised its financial reporting structure. We now have two businesses: Nokia’s Networks business and Nokia Technologies, and three reportable segments for financial reporting purposes: Ultra Broadband Networks and IP Networks and Applications within Nokia’s Networks business and Nokia Technologies. We also present certain segment data for Group Common and Other as well as discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated. More details regarding the revised financial reporting structure and reportable segments are presented in note 3 “Segment information and eliminations”.

Additionally, as a result of the sale of the HERE business on December 4, 2015, and of the transaction where Nokia sold substantially all of its Devices & Services business on April 25, 2014, the HERE and the Devices & Services businesses have been presented as discontinued operations on which we report certain separate information.

The comparative financial information presented in these interim financial statements has been prepared to reflect the financial results of the continuing operations of Nokia as if the new financial reporting structure had been in operation for the full year 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016. These adjustments include also reallocation of items of costs and expenses based on their nature and changes to the definition of the line items in the combined company accounting policies, which affect also numbers presented in these interim financial statements for 2015.

Nokia has engaged in the re-organization and integration of its current business activities in China — including the operations in Alcatel-Lucent Shanghai Bell (“ASB”). ASB is owned by Alcatel-Lucent (50% plus one share) and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”, 50% minus one share). In August 2015, Nokia and China Huaxin signed a memorandum of understanding (“MoU”) confirming their intention to combine Nokia’s telecommunications infrastructure businesses in China (“Nokia China”) and ASB into a new joint venture. As agreed under the MoU, Nokia expects to hold 50% plus one share in the new joint venture, with China Huaxin holding the remaining shares. Fair value compensation would be received for the contribution of relevant assets to the joint venture. The new joint venture is planned to operate under the English name of Nokia Shanghai Bell and would be registered in the China (Shanghai) Pilot Free Trade Zone.

Amendments to IAS 1 and Improvements to IFRSs 2012-2014 cycle

On January 1, 2016, Nokia adopted amendments to multiple IFRS standards, which resulted from the amendments to IAS 1 and the IASB’s annual improvement project for the 2012-2014 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, most visibly through additional guidance on use of judgment in applying materiality in aggregation and disaggregation of line items and more generally in the presentation in the financial statements.

Currency exposures, NOKIA, Continuing Operations, approximately (unaudited)

	Q3’16		Q3’15		Q2’16
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~25%	~30%	~20%	~30%
USD	~50%	~45%	~40%	~30%	~50%	~40%
CNY	~10%	~10%	~15%	~10%	~10%	~10%
Other	~15%	~20%	~20%	~30%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q3’16 balance sheet rate 1 EUR = 1.12 USD

End of Q3’15 balance sheet rate 1 EUR = 1.12 USD

End of Q2’16 balance sheet rate 1 EUR = 1.11 USD

2. Non-IFRS to reported reconciliation, Continuing Operations (unaudited)

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

	Non-	Non-IFRS		Non-	Non-IFRS		Non- IFRS	Non-IFRS	Reported	Non- IFRS	Non-IFRS	Reported
EUR million	IFRS Q3’16	exclusions Q3’16	Reported Q3’16	IFRS Q3’15	exclusions Q3’15	Reported Q3’15	Q1- Q3’16	exclusions Q1-Q3’16	Q1- Q3’16	Q1- Q3’15	exclusions Q1-Q3’15	Q1- Q3’15
Net sales	5 950	(60)	5 890	3 036	0	3 036	17 230	(258)	16 972	8 890	0	8 890
Cost of sales	(3 586)	(88)	(3 674)	(1 720)	0	(1 720)	(10 458)	(716)	(11 174)	(5 081)	35	(5 046)
Gross profit	2 365	(149)	2 216	1 316	0	1 316	6 771	(974)	5 798	3 808	35	3 843
% of net sales	39.7%		37.6%	43.3%		43.3%	39.3%		34.2%	42.8%		43.2%
Research and development expenses	(1 017)	(179)	(1 196)	(473)	(8)	(481)	(3 147)	(498)	(3 645)	(1 512)	(28)	(1 540)
% of net sales	17%		20%	16%		16%	18%		21%	17%		17%
Selling, general and administrative expenses	(781)	(145)	(925)	(385)	(37)	(422)	(2 325)	(523)	(2 848)	(1 189)	(75)	(1 264)
% of net sales	13%		16%	13%		14%	13%		17%	13%		14%
Other income and expenses	(11)	(29)	(39)	20	(100)	(80)	(66)	(656)	(722)	115	(100)	15
Operating profit/(loss)	556	(501)	55	478	(145)	333	1 233	(2 650)	(1 417)	1 222	(168)	1 054
% of net sales	9.3%		0.9%	15.7%		11.0%	7.2%		(8.3)%	13.7%		11.9%
Share of results of associated companies and joint ventures	3	0	3	(2)	0	(2)	6	0	6	12	0	12
Financial income and expenses	(78)	(1)	(80)	(84)	0	(84)	(174)	(41)	(215)	(141)	0	(141)
Profit/(loss) before tax	480	(502)	(22)	392	(145)	247	1 065	(2 691)	(1 626)	1 093	(168)	925
Income tax (expense)/benefit	(216)	105	(111)	(95)	35	(60)	(491)	547	56	(277)	46	(230)
Profit/(loss) from continuing operations	264	(397)	(133)	297	(109)	188	574	(2 144)	(1 570)	816	(121)	695
Equity holders of the parent	258	(378)	(119)	298	(109)	189	605	(2 014)	(1 410)	816	(121)	694
Non-controlling interests	6	(20)	(14)	(1)	0	(1)	(31)	(130)	(161)	1	0	1
Depreciation and amortization	(135)	(240)	(375)	(52)	(20)	(72)	(432)	(759)	(1 191)	(153)	(58)	(211)
EBITDA	693	(261)	432	528	(125)	403	1 672	(1 891)	(220)	1 387	(110)	1 277
Share-based payment	49	0	49	18	0	18	98	0	98	48	0	48

Q3’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit for the period
Non-IFRS	5 950	(3 586)	(1 017)	(781)	(11)	556	(78)	(216)	264
Working capital related purchase price allocation adjustments	(60)					(60)			(60)
Amortization of acquired intangible assets		(2)	(151)	(88)		(240)			(240)
Transaction and related costs, including integration costs related to Alcatel-Lucent				(62)	9	(54)			(54)
Restructuring and associated charges			(1)	(2)	(34)	(37)			(37)
Product portfolio strategy costs		(87)	(28)		(4)	(118)			(118)
Other non-IFRS exclusions in operating profit				7		7			7
Early redemption cost of debt						0	(1)		(1)
Tax impact on the above non-IFRS exclusions						0		140	140
Legal entity integration						0		(25)	(25)
Deferred tax expense due to tax rate change						0		(10)	(10)
Total non-IFRS exclusions	(60)	(88)	(179)	(145)	(29)	(501)	(1)	105	(397)
Reported	5 890	(3 674)	(1 196)	(925)	(39)	55	(80)	(111)	(133)

Q3’15 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit for the period
Non-IFRS	3 036	(1 720)	(473)	(385)	20	478	(84)	(95)	297
Amortization of acquired intangible assets			(9)	(11)		(20)			(20)
Transaction and related costs, including integration costs related to Alcatel-Lucent				(26)		(26)			(26)
Restructuring and associated charges			1		(103)	(102)			(102)
Contractual remediation charges and project losses					4	4			4
Tax impact on the above non-IFRS exclusions						0		35	35
Total non-IFRS exclusions	0	0	(8)	(37)	(100)	(145)	0	35	(109)
Reported	3 036	(1 720)	(481)	(422)	(80)	333	(84)	(60)	188

Q1-Q3’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit for the period
Non-IFRS	17 230	(10 458)	(3 147)	(2 325)	(66)	1 233	(174)	(491)	574
Working capital related purchase price allocation adjustments	(258)	(509)				(767)			(767)
Amortization of acquired intangible assets		(10)	(460)	(287)		(757)			(757)
Transaction and related costs, including integration costs related to Alcatel-Lucent			(1)	(234)	3	(233)			(233)
Restructuring and associated charges			(3)	(4)	(653)	(660)			(660)
Shift Plan related costs		(7)				(7)			(7)
Product portfolio strategy costs		(192)	(36)	(4)	(6)	(238)			(238)
Other non-IFRS exclusions in operating profit		1	3	7		11			11
Early redemption cost of debt						0	(41)		(41)
Tax impact on the above non-IFRS exclusions						0		582	582
Legal entity integration						0		(25)	(25)
Deferred tax expense due to tax rate change						0		(10)	(10)
Total non-IFRS exclusions	(258)	(716)	(498)	(523)	(656)	(2 650)	(41)	547	(2 144)
Reported	16 972	(11 174)	(3 645)	(2 848)	(722)	(1 417)	(215)	56	(1 570)

Q1-Q3’15 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit for the period
Non-IFRS	8 890	(5 081)	(1 512)	(1 189)	115	1 222	(141)	(277)	816
Amortization of acquired intangible assets		(2)	(25)	(33)		(60)			(60)
Transaction and related costs, including integration costs related to Alcatel-Lucent				(42)		(42)			(42)
Restructuring and associated charges			(3)		(103)	(106)			(106)
Contractual remediation charges and project losses					4	4			4
Divestment related cost of sales correction		37				37			37
Tax impact on the above non-IFRS exclusions						0		46	46
Total non-IFRS exclusions	0	35	(28)	(75)	(100)	(168)	0	46	(121)
Reported	8 890	(5 046)	(1 540)	(1 264)	15	1 054	(141)	(230)	695

3. Segment information and eliminations, NOKIA, Continuing Operations (unaudited)

We have two businesses: Nokia’s Networks business and Nokia Technologies, and three reportable segments for financial reporting purposes: Ultra Broadband Networks and IP Networks and Applications within Nokia’s Networks business and Nokia Technologies. We also present certain segment data for Group Common and Other as well as discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated.

We have aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment Ultra Broadband Networks and IP/Optical Networks and Applications & Analytics operating segments to one reportable segment IP Networks and Applications. The aggregated operating segments have similar economic characteristics and have similar products, production processes, distribution methods and customers, as well as operate in a similar regulatory environment.

The chief operating decision maker receives monthly financial information for the Nokia’s operating and reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on operating profit.

Ultra Broadband Networks

Ultra Broadband Networks is composed of the Mobile Networks and Fixed Networks business groups.

The Mobile Networks business group offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware, software and services for telecommunications operators, enterprises and related markets/verticals such as public safety and Internet of Things (“IoT”). The Mobile Networks business group consists of the following:

 • Radio Networks, which includes macro radio access network (“RAN”) offerings for mobile data and voice communication using existing 2G, 3G and LTE technology, as well as evolution to the future 5G standard.

 • Mobile Networks Global Services, which supports customers with the design, deployment, optimization, operation and maintenance of mobile networks, adding value to customers through the breadth, quality, efficiency and innovation of its services across five business areas: Network Planning & Optimization, Network Implementation, Systems Integration, Managed Services and Care.

 • Advanced Mobile Networks Solutions, which creates end-to-end innovative solutions, and is responsible for the portfolios for IoT Connectivity, Public Sector solutions, such as public safety and Microwaves. It is also responsible for Nokia’s award winning Small cells portfolio and unlicensed solutions such as Wi-Fi and MulteFire. The unit is targeting mobile operators as well as vertical businesses.

 • Converged Core is the cloud computing powerhouse for Mobile Networks. This group is responsible for a market leading portfolio in the areas of 3G Core, IMS / VoLTE, SDM, Cloud and virtualized software / infrastructure.

The Fixed Networks business group provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. The Fixed Networks business group consists of the following:

 • Broadband Access, which consists of advanced copper based solutions such as very high rate digital subscriber line (VDSL2), and innovative vectoring technology to reduce cross-talk interference and improve performance. The Fixed Networks business group is also developing fiber to the home solutions, such as Gigabit Passive Optical Networks (“GPON”) and leading in next-generation fiber access technologies like TWDM-PON.

 • The Digital Home unit is responsible for development of the broadband network termination equipment located at the users’ premises. The main focus is on devices that enable connectivity of users in fiber based network. Recently, the scope is expanding towards specialized models for businesses and enterprises, including Residential Gateway (RGW) and IoT functions.

 • Access Management Solutions provides features required to operate end-to-end fixed networks. The solution also includes value added applications that streamline operations and significantly reduce the operational costs.

 • Fixed Networks Services, which is comprised of deployment, maintenance and professional services such as copper and fiber broadband evolution, public switched telephone network transformation, site implementation and outside plant, as well as multi-vendor maintenance.

IP Networks and Applications

IP Networks and Applications is composed of the IP/Optical Networks and Applications & Analytics business groups.

The IP/Optical Networks business group provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. The IP/Optical Networks business group consists of the following:

 • IP Routing, which includes solutions for advanced residential, business and mobile services spanning the IP core, IP edge, Mobile Packet Core and IP/Ethernet metro and access. It also includes Nuage Networks, which makes datacenter and branch network resources as readily consumable and efficient as cloud computing and storage. It also includes Video, which leverages the latest in cloud and streaming technologies to efficiently deliver an exceptional video experience.

 • Optics includes Wavelength Division Multiplexing and wavelength routing, allowing for high data capacity by multiplexing many wavelengths over each fiber and programmability by dynamically routing wavelengths across the network.

The Applications & Analytics business group offers software solutions spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience. The Applications & Analytics business group consists of the following:

 • Customer Experience Management which includes software for multi-channel customer care and connected device management for fixed, mobile and enterprise, including workflows and service assurance.

 • Emerging Businesses, which includes software that spans across communications and collaboration, analytics, security, Cloud and IoT.

 • Network and services operations software that lets customers manage and automate multivendor networks.

 • Policy and charging software that helps hundreds of service providers around the world generate revenue from innovative service offers and introduce new business models.

 • Application & Analytics Services includes service and consulting expertise that transforms our customers’ network solutions and helps them achieve real value.

Nokia Technologies

The Nokia Technologies business group has two main objectives: To drive growth and renewal in its existing patent licensing business; and to build new businesses for Nokia, based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health.

 • As of the first quarter 2016, the majority of net sales and the related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Bell Labs will be recorded in Nokia Technologies. Each reportable segment will continue to separately record its research and development expenses.

Group Common and Other

Nokia also reports segment-level data for Group Common and Other.

 • As of the first quarter 2016, Group Common and Other includes the Alcatel Submarine Networks and Radio Frequency Systems businesses, both of which are being managed as separate entities. In addition, Group Common and Other includes Bell Labs’ operating expenses, as well as certain corporate-level and centrally-managed operating expenses.

Accounting policies of the segments are the same as those described in note 1, “Accounting principles” of our Annual Report on Form 20-F for 2015. The Group accounts for inter-segment revenues and transfers as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Q3’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 903	1 419	5 322	353	298	(22)	5 950	(60)	5 890
Cost of sales	(2 516)	(823)	(3 340)	(12)	(256)	22	(3 586)	(88)	(3 674)
Gross profit	1 386	596	1 982	341	41	0	2 365	(149)	2 216
% of net sales	35.5%	42.0%	37.2%	96.6%	13.8%		39.7%		37.6%

Research and development expenses	(577)	(305)	(882)	(65)	(70)	0	(1 017)	(179)	(1 196)
% of net sales	15%	21%	17%	18%	23%		17%		20%

Selling, general and administrative expenses	(479)	(191)	(669)	(50)	(61)	0	(781)	(145)	(925)
% of net sales	12%	13%	13%	14%	20%		13%		16%

Other income and expenses	(4)	5	1	0	(11)	0	(11)	(29)	(39)
Operating profit/(loss)	326	106	432	225	(101)	0	556	(501)	55
% of net sales	8.4%	7.5%	8.1%	63.7%	(33.9)%		9.3%		0.9%
Depreciation and amortization	(86)	(36)	(122)	(2)	(11)	0	(135)	(240)	(375)
Share of results of associated companies and joint ventures	3	0	3	0	0	0	3	0	3
EBITDA	415	142	557	227	(91)	0	693	(261)	432

(1) Mobile Networks net sales of EUR 3 318 million, Fixed Networks net sales of EUR 585 million.

(2) IP Routing net sales of EUR 697 million, Optical Networks net sales of EUR 351 million and Applications & Analytics net sales of EUR 372 million.

(3) Includes services net sales of EUR 1 972 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q3’15 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total

Net sales	2 548	329	2 877	163	0	(4)	3 036	0	3 036
Cost of sales	(1 573)	(149)	(1 722)	(2)	0	4	(1 720)	0	(1 720)
Gross profit	975	180	1 155	161	0	0	1 316	0	1 316
% of net sales	38.3%	54.7%	40.1%	98.8%	0.0%		43.3%		43.3%

Research and development expenses	(346)	(63)	(410)	(45)	(18)	0	(473)	(8)	(481)
% of net sales	14%	19%	14%	28%	0%		16%		16%

Selling, general and administrative expenses	(271)	(65)	(336)	(27)	(22)	0	(385)	(37)	(422)
% of net sales	11%	20%	12%	17%	0%		13%		14%

Other income and expenses	3	0	3	0	17	0	20	(100)	(80)
Operating profit/(loss)	360	52	412	89	(23)	0	478	(145)	333
% of net sales	14.1%	15.8%	14.3%	54.6%	0.0%		15.7%		11.0%
Depreciation and amortization	(40)	(9)	(49)	(1)	(2)	0	(52)	(20)	(72)
Share of results of associated companies and joint ventures	(2)	0	(2)	0	0	0	(2)	0	(2)
EBITDA	398	61	459	91	(21)	0	528	(125)	403

(1) Mobile Networks net sales of EUR 2 522 million, Fixed Networks net sales of EUR 26 million.

(2) IP Routing net sales of EUR 128 million, Applications & Analytics net sales of EUR 201 million.

(3) Includes services net sales of EUR 1 304 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q2’16	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
EUR million
Net sales	3 807	1 421	5 228	194	271	(16)	5 676	(93)	5 583
Cost of sales	(2 454)	(820)	(3 274)	(7)	(210)	16	(3 475)	(81)	(3 555)
Gross profit	1 353	601	1 954	187	61	0	2 202	(174)	2 028
% of net sales	35.5%	42.3%	37.4%	96.4%	22.5%		38.8%		36.3%

Research and development expenses	(616)	(309)	(926)	(57)	(66)	0	(1 049)	(162)	(1 211)
% of net sales	16%	22%	18%	29%	24%		18%		22%

Selling, general and administrative expenses	(490)	(195)	(685)	(39)	(56)	0	(780)	(154)	(934)
% of net sales	13%	14%	13%	20%	21%		14%		17%

Other income and expenses	(19)	(12)	(31)	(2)	(7)	0	(41)	(602)	(643)
Operating profit/(loss)	228	84	312	89	(68)	0	332	(1 092)	(760)
% of net sales	6.0%	5.9%	6.0%	45.9%	(25.1)%		5.8%		(13.6)%
Depreciation and amortization	(112)	(37)	(149)	(2)	(10)	0	(162)	(249)	(411)
Share of results of associated companies and joint ventures	2	0	2	0	0	0	2	0	2
EBITDA	341	121	462	90	(58)	0	495	(843)	(348)

(1) Mobile Networks net sales of EUR 3 185 million, Fixed Networks net sales of EUR 622 million.

(2) IP Routing net sales of EUR 713 million, Optical Networks net sales of EUR 375 million and Applications & Analytics net sales of EUR 333 million.

(3) Includes services net sales of EUR 2 039 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q3’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	11 438	4 292	15 730	745	805	(50)	17 230	(258)	16 972
Cost of sales	(7 361)	(2 450)	(9 811)	(21)	(677)	50	(10 458)	(716)	(11 174)
Gross profit	4 077	1 843	5 920	724	128	0	6 771	(974)	5 798
% of net sales	35.6%	42.9%	37.6%	97.2%	15.9%		39.3%		34.2%

Research and development expenses	(1 809)	(949)	(2 758)	(180)	(209)	0	(3 147)	(498)	(3 645)
% of net sales	16%	22%	18%	24%	26%		18%		21%

Selling, general and administrative expenses	(1 448)	(584)	(2 032)	(121)	(172)	0	(2 325)	(523)	(2 848)
% of net sales	13%	14%	13%	16%	21%		13%		17%

Other income and expenses	(32)	(17)	(49)	(3)	(15)	0	(66)	(656)	(722)
Operating profit/(loss)	788	293	1 081	420	(268)	0	1 233	(2 650)	(1 417)
% of net sales	6.9%	6.8%	6.9%	56.4%	(33.3)%		7.2%		(8.3)%
Depreciation and amortization	(287)	(107)	(394)	(5)	(33)	0	(432)	(759)	(1 191)
Share of results of associated companies and joint ventures	6	0	6	0	0	0	6	0	6
EBITDA	1 081	400	1 481	425	(235)	0	1 672	(1 891)	(220)

(1) Mobile Networks net sales of EUR 9 618 million, Fixed Networks net sales of EUR 1 820 million.

(2) IP Routing net sales of EUR 2 126 million, Optical Networks net sales of EUR 1 103 million and Applications & Analytics net sales of EUR 1 064 million.

(3) Includes services net sales of EUR 5 930 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q3’15 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	7 343	934	8 277	624	0	(11)	8 890	0	8 890
Cost of sales	(4 605)	(482)	(5 087)	(6)	0	11	(5 081)	35	(5 046)
Gross profit	2 737	452	3 190	619	0	0	3 808	35	3 843
% of net sales	37.3%	48.4%	38.5%	99.2%	0.0%		42.8%		43.2%

Research and development expenses	(1 090)	(202)	(1 292)	(161)	(60)	0	(1 512)	(28)	(1 540)
% of net sales	15%	22%	16%	26%	0%		17%		17%

Selling, general and administrative expenses	(844)	(201)	(1 045)	(75)	(69)	0	(1 189)	(75)	(1 264)
% of net sales	11%	22%	13%	12%	0%		13%		14%

Other income and expenses	1	0	0	0	114	0	115	(100)	15
Operating profit/(loss)	805	49	854	383	(14)	0	1 222	(168)	1 054
% of net sales	11.0%	5.2%	10.3%	61.4%	0.0%		13.7%		11.9%
Depreciation and amortization	(117)	(26)	(143)	(4)	(6)	0	(153)	(58)	(211)
Share of results of associated companies and joint ventures	12	0	12	0	0	0	12	0	12
EBITDA	934	74	1 008	387	(8)	0	1 387	(110)	1 277

(1) Mobile Networks net sales of EUR 7 246 million, Fixed Networks net sales of EUR 97 million.

(2) IP Routing net sales of EUR 367 million, Applications & Analytics net sales of EUR 566 million.

(3) Includes services net sales of EUR 3 929 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA, NOKIA, Continuing Operations, reported (unaudited)

			YoY		QoQ	Q1-	Q1-	YoY
EUR million	Q3’16	Q3’15	change	Q2’16	change	Q3’16	Q3’15	change
Asia-Pacific	993	782	27%	975	2%	3 071	2 424	27%
Europe	1 551	839	85%	1 502	3%	4 566	2 612	75%
Greater China	780	489	60%	690	13%	2 048	1 230	67%
Latin America	341	256	33%	356	(4)%	1 041	692	50%
Middle East & Africa	465	298	56%	403	15%	1 257	822	53%
North America	1 759	371	374%	1 659	6%	4 989	1 110	349%
Total	5 890	3 036	94%	5 583	5%	16 972	8 890	91%

5. PERSONNEL BY GEOGRAPHIC AREA, NOKIA, Continuing Operations (unaudited)

	September 30, 2016	September 30, 2015	YoY change	June 30, 2016	QoQ change
Asia-Pacific	22 025	16 792	31%	21 882	1%
Europe	37 790	22 489	68%	38 556	(2)%
Greater China	18 598	9 217	102%	19 151	(3)%
Latin America	3 967	2 448	62%	3 943	1%
Middle East & Africa	3 985	2 290	74%	4 070	(2)%
North America	15 422	3 858	300%	15 790	(2)%
Total	101 787	57 094	78%	103 392	(2)%

6. ACQUISITIONS, reported (unaudited)

Alcatel-Lucent acquisition

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine through a public exchange offer in France and the United States. Alcatel-Lucent is a global leader in IP networking, ultra-broadband access and cloud applications. The combined company will leverage the combined scale of operations, complementary technologies, portfolios and geographical presence; and unparalleled innovation capabilities to lead in the next generation network technology and services and to create access to an expanded addressable market with improved long-term growth opportunities.

Nokia obtained control of Alcatel-Lucent on January 4, 2016 when the interim results of the successful initial exchange offer were announced by the French stock market authority, Autorité des Marchés Financiers (“AMF”). In accordance with the AMF General Regulation Nokia reopened its exchange offer for the outstanding Alcatel-Lucent Securities not tendered during the initial exchange offer period on January 14, 2016 and closed the reopened offer on February 3, 2016. Nokia has determined that the initial and the reopened exchange offers are linked transactions that are to be considered together as a single arrangement given that the reopened exchange offer is required by AMF General Regulation and is based on the same terms and conditions as the initial exchange offer.

As part of the exchange offers, holders of Alcatel-Lucent ordinary shares, Alcatel-Lucent American Depositary Shares (“ALU ADS”) and OCEANE convertible bonds (collectively “Alcatel-Lucent Securities”) could exchange their Alcatel-Lucent Securities for Nokia shares and Nokia American Depositary Shares (“Nokia ADS”) on the basis of 0.55 Nokia share or Nokia ADS for every Alcatel-Lucent share or ALU ADS.

Following the initial and reopened exchange offers, Nokia held 90.34% of the share capital and at least 90.25% of the voting rights of Alcatel-Lucent. Nokia issued a total of 1 776 379 756 new Nokia shares as consideration for the Alcatel-Lucent securities tendered in the exchange offer.

Subsequent to the exchange offer Nokia has carried out the following transactions relating to the acquisition of the remaining outstanding equity interests in Alcatel-Lucent not held by Nokia:

 • On February 12, 2016, Nokia converted the OCEANE convertible bonds (the “OCEANEs”) acquired as part of the initial and reopened exchange offers to Alcatel-Lucent shares.

 • On February 19, 2016, Nokia announced the issue of 6 501 503 new Nokia shares in exchange for Alcatel-Lucent shares in a private transaction at the 0.55 exchange offer provided in the initial and reopened exchange offers. This transaction was based on a resolution by the Board of Directors on February 18, 2016.

 • On May 9, 2016 Nokia closed the acquisition of 107 775 949 Alcatel-Lucent shares in exchange for 59 276 772 new Nokia shares from JPMorgan Chase Bank N.A., as depositary (the “Alcatel Depositary”), pursuant to the share purchase agreement announced on March 17, 2016. These shares represent Alcatel-Lucent shares that remained in the Alcatel-Lucent American depositary receipts program after the cancellation period and following the program’s termination on April 25, 2016.

 • On May 12, 2016 Nokia agreed to acquire 72 994 133 of 2019 OCEANEs and 19 943 533 of 2020 OCEANEs through a privately negotiated transaction in consideration for an aggregate cash payment of EUR 419 million.

 • On June 17, 2016 Nokia acquired 24 392 270 Alcatel-Lucent shares, 9 614 661 of 2019 OCEANEs and 2 290 001 of 2020 OCEANEs through privately negotiated transactions in consideration for an aggregate cash payment of EUR 85 million for the Alcatel-Lucent shares (corresponding to a unit price of EUR 3.50 per share) and EUR 54 million for the OCEANEs (corresponding to a unit price of EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE).

Following these transactions, Nokia owned 95.33% of the share capital and 95.26% of the voting rights of Alcatel-Lucent, corresponding to 95.16% of the Alcatel-Lucent shares on a fully diluted basis.

On September 6, 2016 Nokia filed Nokia and Alcatel-Lucent’s draft joint offer document with the AMF relating to Nokia’s proposed public buy-out offer in cash for the remaining Alcatel-Lucent shares (the “Shares”) and OCEANEs it does not already own (the “Public Buy-Out Offer”). The Public Buy-Out Offer would be automatically followed by a squeeze-out in cash of the Shares and OCEANEs not tendered into the Public Buy-Out Offer (the “Squeeze-Out”, and together with the Public Buy-Out Offer, the “Offer”) in accordance with the General Regulation of the AMF.

Following the clearance decision of the Offer by the AMF on September 20, 2016, Nokia commenced the public buy-out offer on September 22, 2016 pursuant to which it proposes to all holders of the Shares and OCEANEs to acquire their securities. The financial terms of the Public Buy-Out Offer are as follows:

• EUR 3.50 per Alcatel-Lucent Share;

• EUR 4.51 per 2019 OCEANE; and

• EUR 4.50 per 2020 OCEANE.

In the Squeeze-Out, the Shares and OCEANEs not tendered into the Public Buy-Out Offer will be transferred to Nokia for the same consideration as the above-mentioned consideration of the Public-Buy-Out Offer, net of all costs. The remaining outstanding Alcatel-Lucent stock options and performance shares were modified to settle in cash or Nokia shares.

In relation to the Offer, Nokia has pledged EUR 678 million covering the purchase of the remaining Alcatel-Lucent securities. The pledge was constituted in connection with the obligation of Nokia’s presenting bank to guarantee the content and the irrevocable nature of Nokia’s commitments in relation to the Offer, pursuant to General Regulation of the AMF. By September 30, 2016, EUR 81 million of the pledged amount was released upon the acquisition of Alcatel-Lucent securities of equivalent amount in the Public Buy-out Offer.

On October 4, 2016 the AMF announced that a legal action was filed before the Paris Court of Appeal on September 30, 2016 for annulment of the AMF’s clearance decision regarding the Offer. On October 25, 2016, the AMF announced the continuation of the timetable of the Offer. Accordingly, the Public Buy-Out Offer period will end on October 31, 2016 and the Squeeze-Out will be implemented on November 2, 2016, in accordance with the General Regulation of the AMF. Nokia believes that the Offer complies with all applicable laws and regulations and expects that the legal action will not have a material impact on its acquisition of the remaining outstanding securities of Alcatel-Lucent.

Alcatel-Lucent ordinary shares and ALU ADS’s acquired by Nokia subsequent to the closing of the reopened exchange offer (including through the Public Buy-Out Offer and the Squeeze-Out) are accounted for as equity transactions with the remaining non-controlling interests in Alcatel-Lucent. As such, any new Nokia shares or cash consideration paid for these instruments are recorded directly within equity against the carrying amount of non-controlling interests. The acquisition of OCEANEs subsequent to the transactions linked to the exchange offer is treated both as extinguishment of debt and equity transaction with remaining non-controlling interests in Alcatel-Lucent, with the redemption consideration allocated to the liability and equity components. As of September 30, 2016, a liability of EUR 555 million was recorded in other liabilities for the purchase of the remaining Alcatel-Lucent securities through the Public Buy-Out Offer and the Squeeze-Out reflecting Nokia’s irrevocable right and obligation to acquire all remaining Alcatel-Lucent securities in exchange for a fixed compensation payable in cash.

Purchase consideration

The purchase consideration comprises of the fair value of Alcatel-Lucent Securities obtained through the exchange offer, and the fair value of the portion of Alcatel-Lucent stock options and performance shares attributable to pre-combination services that will be settled with Nokia shares. The fair value of the purchase consideration is based on the closing price of Nokia share of EUR 6.58 on NASDAQ Helsinki on January 4, 2016, and the exchange offer ratio of 0.55 Nokia share for every Alcatel-Lucent share.

Fair value of the purchase consideration

EUR million
Alcatel-Lucent shares or ADS	10 046
OCEANE convertible bonds	1 570
Consideration attributable to the vested portion of replacement share-based payment awards	6
Fair value of the purchase consideration	11 622

Fair value of the purchase consideration is based on the results of the initial and the reopened exchange offers.

Purchase accounting

Nokia has continued the analyses related to the purchase accounting for the Alcatel-Lucent acquisition, including purchase price allocation. Based on the current provisional estimate of the purchase price allocation, Nokia has recorded intangible assets, deferred tax assets and deferred tax liabilities of EUR 5 711 million, EUR 2 410 million and EUR 377 million, respectively, to the Alcatel-Lucent opening statement of financial position. In comparison to the provisional purchase price allocation reported in Nokia’s second quarter 2016 financial statements, these adjustments resulted in a decrease of EUR 214 million, EUR 106 million, EUR 218 million and EUR 67 million for intangible assets, deferred tax assets, deferred tax liabilities and non-controlling interests, respectively, and an increase in goodwill of EUR 79 million. These adjustments relate to additional information and analysis conducted by Nokia that reflect facts and circumstances existing on the acquisition date.

Nokia has determined that certain adjustments to the fair value of deferred tax assets and deferred tax liabilities had a significant subsequent impact on the income tax benefit recognized in Nokia’s first quarter 2016 income statement. Therefore, Nokia has recorded a EUR 99 million adjustment to income tax benefit within its first quarter 2016 income statement. The impact from the remaining adjustments to the provisional purchase price allocation did not have a material subsequent impact to previous quarter financial statements and the subsequent impact of these adjustments was recorded cumulatively in Nokia’s third quarter 2016 financial statements. The purchase price allocation is based on the current provisional estimate of the fair value of the assets acquired and liabilities assumed, and may be revised during Q4 2016 when remaining analyses are finalized.

Provisional estimate of the opening statement of financial position for major classes of assets and liabilities

EUR million
Non-current assets
Intangible assets	5 711
Property, plant and equipment	1 431
Deferred tax assets	2 410
Defined benefit pension assets	2 967
Other non-current assets	675
13 193
Current assets
Accounts receivable	2 813
Inventories	2 004
Other current assets	1 357
Cash and cash equivalents	6 198
12 373
Provisional estimate for assets acquired	25 566
Non-current liabilities
Long-term interest-bearing liabilities	4 037
Deferred tax liabilities	377
Pensions and other post-retirement benefits	4 506
Other non-current liabilities	538
9 458
Current liabilities
Current borrowings and other financial liabilities	671
Other current liabilities	7 265
7 936
Provisional estimate for liabilities assumed	17 393

Provisional estimate for net identifiable assets acquired	8 172
Provisional non-controlling interest	1 704
Provisional estimate for net identifiable assets acquired attributable to equity holders of the parent	6 469
Provisional goodwill	5 153
Purchase consideration	11 622

The provisional goodwill arising from the acquisition of Alcatel-Lucent is estimated to amount to EUR 5.2 billion and is primarily attributable to synergies arising from the significant economies of scale and scope that Nokia is expecting to benefit from as part of the new combined entity. The allocation of goodwill for impairment testing purposes has not yet been completed.

Nokia elected to measure the components of non-controlling interests in Alcatel-Lucent (that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation) based on the non-controlling interests’ proportionate share of the fair value of the acquired identifiable net assets. As such, the provisional goodwill excludes the goodwill related to the non-controlling interests. The equity component of the remaining outstanding OCEANEs as well as the outstanding stock options and performance shares that will be settled in Alcatel-Lucent ordinary shares are measured at fair value within non-controlling interests.

Provisional fair values of other intangible assets acquired

	Provisional estimated fair value	Provisional amortization period
	EUR million	years
Customer relationships	2 902	10
Technologies	2 170	4
Other	639	7
Provisional estimate for other intangible assets acquired	5 711

Acquisition-related costs not directly attributable to the issue of shares included in selling, general and administrative as well as other expenses in the consolidated income statement and in operating cash flows in the consolidated statement of cash flows total to EUR 105 million of which EUR 72 million is recognized in January-September 2016.

The fair values of assets acquired and liabilities assumed presented above are provisional based on management estimates on the acquisition date January 4, 2016. Nokia expects to continue to conduct analysis to assess the fair values of intangible assets, deferred taxes, inventories and contingent liabilities, in particular, and adjustments that have a material impact on the provisional purchase accounting may be made. Adjustments to the provisional fair values of assets acquired and liabilities assumed will also impact the provisional estimate of goodwill.

The acquired business contributed revenues of EUR 8 859 million and net loss of EUR 1 373 million to Nokia for the period from 4 January to 30 September 2016.

These amounts have been calculated using the subsidiary’s results and adjusting them for the accounting policy alignments and these are explained in the “Basis of preparation” section of the stock exchange release published on April 22, 2016.

Other acquisitions

On March 31, 2016 Nokia completed the acquisition of assets of Nakina Systems Inc, a Canadian security and operational systems software company. The acquisition complements Nokia’s existing security portfolio and helps its customers meet the growing requirements of network security.

On May 31, 2016 Nokia closed its acquisition of Withings S.A., a provider of digital health products and services, to accelerate entry to Digital Health.

On July 29, 2016 Nokia completed the acquisition of Gainspeed, a US-based start-up specializing in DAA (Distributed Access Architecture) solutions for the cable industry via its Virtual CCAP (Converged Cable Access Platform) product line. The transaction complements Nokia’s current fiber access technologies for cable multiple-system operators and provides the end-to-end technology capabilities needed to support growing capacity requirements.

Other acquisitions completed in 2016 did not have a material impact, individually and in aggregate, to Nokia’s statement of financial position, comprehensive income or cash flows. The estimated aggregate purchase consideration paid, aggregate goodwill and fair value of intangible assets arising from these acquisitions amount to EUR 325 million, EUR 247 million and EUR 56 million, respectively. The purchase accounting for these acquisitions is provisional and Nokia will conduct additional analysis that may result in adjustments in the fourth quarter of 2016.

7. DISCONTINUED OPERATIONS, reported (unaudited)

On August 3, 2015 Nokia announced the sale of the HERE business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. Subsequent to that date, Nokia has presented the HERE business as discontinued operations excluding items outside the final transaction scope until completion of the sale on December 4, 2015. Accordingly Nokia has also reclassified the comparative periods on the consolidated condensed income statement. Discontinued operations include also the continuing financial effects of the Sale of Devices & Services Business in 2014.

Results of discontinued operations

EUR million	Q3’16	Q3’15	Q2’16	Q1- Q3’16	Q1- Q3’15
Net sales	2	283	1	4	834
Cost of sales	(3)	(58)	0	(4)	(201)
Gross profit	(1)	225	1	0	633
Research and development expenses	0	(131)	0	0	(400)
Selling, general and administrative expenses	(2)	(61)	(3)	(9)	(166)
Other income and expenses	5	(25)	(8)	(1)	(28)
Operating profit/(loss)	2	7	(11)	(10)	38
Financial income and expense	(3)	(38)	6	17	(33)
Profit before tax	(1)	(30)	(5)	7	5
Income tax (expense)/benefit	(6)	6	0	(10)	(11)
Profit for the period, ordinary activities	(6)	(24)	(5)	(3)	(6)
(Loss)/gain on the sale of businesses, net of tax	0	(13)	7	14	(13)
(Loss)/Profit from discontinued operations	(6)	(37)	2	11	(19)
Costs and expenses include:
Depreciation and amortization	0	(7)	0	0	(33)

Cash flows from discontinued operations

	Reported	Reported	Reported	Reported Q1-	Reported Q1-
EUR million	Q3’16	Q3’15	Q2’16	Q3’16	Q3’15
Net cash (used in)/from operating activities	(2)	47	(2)	(8)	53
Net cash from/(used in) investing activities	28	(4)	0	3	20
Net cash flow for the period	26	43	(2)	(5)	73

8. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS, NOKIA, reported (unaudited)

Nokia operates a number of post-employment plans, group life plans and retiree healthcare plans in various countries. Defined benefit plans expose Nokia to actuarial risks such as interest rate risk, and life expectancy risk, as well as investment risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

93% of Nokia’s total benefit obligations and 95% of Nokia’s plan asset fair values were remeasured as of September 30, 2016. Nokia’s pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia’s main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-employment obligations is considered not material.

The weighted average discount rates used to measure Nokia’s pension and post-retirement obligations of September 30, 2016 have been updated and were as follows:

Discount rates

	September 30, 2016	September 30, 2015	December 31, 2015
U.S. Pension	3.0	4.4	4.5
U.S. Post-retirement healthcare and other	2.7	—	—
U.S. Post-retirement group life	3.3	—	—
Euro - Pension (1)	1.3	2.6	2.5
U.K. - Pension	2.2	3.6	3.6

(1) Includes pensions, retirement indemnities and end-of service gratuities.

Change in pension and post-retirement net asset (liability) recognized:

	September 30, 2016			September 30, 2015			December 31, 2015
EUR million	Pension benefits (1)	Post- retirement benefits	Total	Pension benefits (1)	Post-retirement benefits	Total	Pension benefits (1)	Post- retirement benefits	Total

Net asset (liability) recognized at January 1	(398)	0	(398)	(500)	0	(500)	(500)	0	(500)
Current service cost	(113)	0	(113)	(37)	0	(37)	(46)	0	(46)
Net interest (expense)/income	18	(69)	(51)	(7)	0	(7)	(9)	0	(9)
Curtailment	(9)	0	(9)	0	0	0	5	0	5
Pension and healthcare plan amendments	0	0	0	0	0	0	(1)	0	(1)
Total recognized in profit/(loss)	(104)	(69)	(173)	(44)	0	(44)	(51)	0	(51)
Actuarial gains and (losses) for the period	90	(123)	(33)	103	0	103	116	0	116
Change in asset ceiling, excluding amounts included in net interest (expense)/income	(62)	0	(62)	(3)	0	(3)	(6)	0	(6)
Total recognized in other comprehensive income	28	(123)	(95)	100	0	100	110	0	110
Exchange differences	(28)	65	37	(2)	0	(2)	(7)	0	(7)
Contributions and benefits paid	124	(9)	115	23	0	23	39	0	39
Business combinations	1 094	(2 644)	(1 550)	6	0	6	11	0	11
Net asset (liability) recognized at the end of the period	716	(2 780)	(2 064)	(417)	0	(417)	(398)	0	(398)
of which:
- Defined benefit pension assets	3 418	0	3 418	20	0	20	25	0	25
- Pension, retirements indemnities and post-employment benefits liabilities	(2 702)	(2 780)	(5 482)	(437)	0	(437)	(423)	0	(423)

(1) Includes pensions, retirement indemnities and end-of-service gratuities.

Funded status

	September 30, 2016	September 30, 2015	December 31, 2015
Benefit obligation	(29 991)	(1 847)	(1 840)
Fair value of plan assets	28 254	1 433	1 451
(Unfunded) status	(1 737)	(414)	(389)
Impact of the minimum funding / asset ceiling	(327)	(3)	(9)
Net liability recognized at end of period	(2 064)	(417)	(398)

9. DEFERRED TAXES, NOKIA, reported (unaudited)

At September 30, 2016, Nokia had recognized deferred tax assets of EUR 5.1 billion. The recognition of deferred tax assets is based on offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.1 billion) and the United States (EUR 1.8 billion). Based on the recent profitability in Finland and the United States and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future. Deferred tax assets are not recognized for the portion of the tax losses and tax credits that are expected to expire before they can be utilized.

At September 30, 2016, primarily due to the acquisition of Alcatel-Lucent, Nokia had unrecognized deferred tax assets of approximately EUR 12 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 6 billion) and the United States (approximately EUR 6 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The unrecognized deferred tax assets in the US relate to net operating losses, capital losses and tax credits that are expected to expire before they can be utilized, partly due to the limitations arising from the ownership change in Alcatel-Lucent acquisition. The majority of the United States tax losses and tax credits expire before 2025.

At September 30, 2016, Nokia had deferred tax liabilities of EUR 0.4 billion. Majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition. Deferred tax assets and liabilities attributable to the Alcatel-Lucent acquisition are provisional and may be revised during Q4 2016 when remaining analyses related to the purchase accounting are finalized (refer to note 6 “Acquisitions”).

10. FAIR VALUE OF FINANCIAL INSTRUMENTS, NOKIA, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

	Carrying amounts						Fair value (1)
At September 30, 2016, EUR million	Current available- for-sale financial assets	Non-current available-for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, carried at fair value	0	787	0	0	0	787	787
Available-for-sale investments, carried at cost less impairment	0	277	0	0	0	277	277
Other non-current financial assets	0	0	106	119	0	225	205
Accounts receivable	0	0	0	6 435	0	6 435	6 435
Other current financial assets	0	0	130	66	0	196	196
Investments at fair value through profit and loss, liquid assets	0	0	481	0	0	481	481
Available-for-sale investments, publicly quoted equity shares	50	0	0	0	0	50	50
Available-for-sale investments, liquid assets carried at fair value	1 973	0	0	0	0	1 973	1 973
Cash and cash equivalents carried at fair value	6 887	0	0	0	0	6 887	6 887
Total financial assets	8 910	1 064	717	6 620	0	17 311	17 291
Long-term interest-bearing liabilities	0	0	0	0	3 518	3 518	3 748
Short-term interest bearing liabilities	0	0	0	0	335	335	335
Other financial liabilities	0	0	234	0	33	267	267
Other liabilities, Alcatel-Lucent Securities Public Buy-Out Offer	0	0	0	0	555	555	555
Accounts payable	0	0	0	0	3 380	3 380	3 380
Total financial liabilities	0	0	234	0	7 821	8 055	8 285

Items included in the following table are measured at fair value on a recurring basis.

	Instruments with quoted prices in active markets	Valuation technique using observable data	Valuation technique using non-observable data
At September 30, 2016, EUR million	(Level 1)	(Level 2)	(Level 3)	Total
Available-for-sale investments, carried at fair value	158	0	630	788
Other current financial assets, derivatives	0	130	0	130
Investments at fair value through profit and loss	481	106	0	587
Available-for-sale investments, publicly quoted equity shares	50	0	0	50
Available-for-sale investments, liquid assets carried at fair value	1 973	0	0	1 973
Cash and cash equivalents carried at fair value	6 887	0	0	6 887
Total assets	9 549	236	630	10 415
Other financial liabilities, derivatives	0	213	21	234
Total liabilities	0	213	21	234

	Carrying amounts						Fair value (1)
At December 31, 2015, EUR million	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, carried at fair value	0	703	0	0	0	703	703
Available-for-sale investments, carried at cost less impairment	0	285	0	0	0	285	285
Other non-current financial assets	0	0	0	49	0	49	39
Accounts receivable	0	0	0	3 913	0	3 913	3 913
Other current financial assets	0	0	96	32	0	128	128
Investments at fair value through profit and loss, liquid assets	0	0	687	0	0	687	687
Available-for-sale investments, publicly quoted equity shares	0	16	0	0	0	16	16
Available-for-sale investments, liquid assets carried at fair value	2 167	0	0	0	0	2 167	2 167
Cash and cash equivalents carried at fair value	6 995	0	0	0	0	6 995	6 995
Total financial assets	9 162	1 004	783	3 994	0	14 943	14 933
Long-term interest-bearing liabilities	0	0	0	0	2 023	2 023	2 100
Short-term interest bearing liabilities	0	0	0	0	51	51	51
Other financial liabilities	0	0	113	0	8	121	121
Accounts payable	0	0	0	0	1 910	1 910	1 910
Total financial liabilities	0	0	113	0	3 992	4 105	4 182

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. These assets are tested for impairment using a discounted cash flow analysis. The fair value of loan receivables and payables is estimated based on discounted cash flow method or current market values of similar instruments (level 2). The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Items included in the following table are measured at fair value on a recurring basis.

At December 31, 2015, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
Available-for-sale investments, carried at fair value	1	14	688	703
Other current financial assets, derivatives	0	96	0	96
Investments at fair value through profit and loss	687	0	0	687
Available-for-sale investments, publicly quoted equity shares	16	0	0	16
Available-for-sale investments, liquid assets carried at fair value	2 156	11	0	2 167
Cash and cash equivalents carried at fair value	6 995	0	0	6 995
Total assets	9 855	121	688	10 664
Other financial liabilities, derivatives	0	113	0	113
Total liabilities	0	113	0	113

Level 3 includes a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners (“NGP”) specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities. Within level 3 fair value is determined by using one or more valuation techniques, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. For unlisted venture funds the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate.

The inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may impact the resulting fair value of individual investments, but no individual input has a significant impact on the total fair value of Nokia’s level 3 investments. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets and Liabilities
Balance at December 31, 2015	688
Net gains in income statement	55
Net loss recorded in other comprehensive income	(72)
Acquisitions through business combination	(29)
Purchases	49
Sales	(84)
Other movements	1
Balance at September 30, 2016	608

The gains and losses from financial assets and liabilities categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net loss of EUR 2 million (net gain of EUR 4 million in 2015) related to level 3 financial instruments held at September 30, 2016, was included in the profit and loss during January-September 2016.

11. PROVISIONS, NOKIA, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2015	247	137	117	107	68	16	24	157	873
Translation differences	(5)	(14)	1	0	(11)	0	0	5	(24)
Reclassification	(6)	(5)	0	0	6	0	0	(5)	(10)
Charged to income statement	83	9	6	(19)	8	0	22	28	137
Additional provisions	91	26	22	5	20	0	35	42	241
Changes in estimates	(8)	(17)	(16)	(24)	(12)	0	(13)	(14)	(104)
Utilized during period	(78)	(14)	(25)	(21)	(4)	0	(14)	(37)	(193)
At September 30, 2015	241	113	99	67	65	16	32	145	778

At January 1, 2016	194	129	94	62	69	16	29	132	725
Acquisitions through business combinations	291	14	135	191	75	96	31	375	1 208
Translation differences	0	2	(3)	(2)	13	2	0	(6)	6
Reclassification (1)	(45)	(2)	5	0	11	0	1	(39)	(69)
Charged to income statement	641	(5)	83	49	46	4	26	166	1 010
Additional provisions	750	11	103	64	59	4	58	205	1 254
Changes in estimates	(109)	(16)	(20)	(15)	(13)	0	(32)	(39)	(244)
Utilized during period	(303)	(23)	(112)	(122)	(35)	(13)	(16)	(166)	(790)
At September 30, 2016	778	115	202	178	179	105	71	462	2 090

(1) The reclassification from restructuring consists of EUR 45 million to accrued expenses. The reclassification from divestment consists of EUR 2 million to litigation. The reclassification of EUR 39 million from other provisions consists of EUR 5 million to warranty, EUR 9 million to litigation, EUR 1 million to material liability and EUR 24 million to accrued expenses to better reflect the nature of these items.

As of September 30, 2016 Nokia restructuring provision amounted to EUR 778 million including personnel and other restructuring related costs, such as real estate exit costs. On April 6, 2016, Nokia announced that it was beginning actions to reduce company personnel globally as part of its previously announced synergy and transformation program. As a result of the announcement and subsequent consultations taken place, Nokia recognized in the second quarter 2016 a provision of EUR 593 million, of which EUR 45 million have been transferred to accrued expenses and EUR 15 million were used by end of the second quarter 2016. During the third quarter the usage of the provision was EUR 36 million. In addition, the total amount of restructuring provision includes EUR 284 million relating to the restructuring provisions recognized due to previously announced restructuring programs. The majority of the restructuring related outflows is expected to occur over the next two years.

All other material contingencies and off-balance sheet arrangements are disclosed in note 28, “Provisions”, of our Annual Report on Form 20-F for 2015 and section “Operating and financial review and prospects—Liquidity and capital resources” on page 58 of our Annual Report on Form 20-F for 2015, respectively.

12. COMMITMENTS AND CONTINGENCIES, NOKIA, reported (unaudited)

EUR million	September 30, 2016	September 30, 2015	December 31, 2015
Collateral for own commitments
Assets pledged (1)	604	7	7
Contingent liabilities on behalf of Group companies (2)
Guarantees issued by financial institutions	1 647	423	398
Other guarantees	780	122	129
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees	11	14	15
Contingent liabilities on behalf of other companies
Financial guarantees	5	6	6
Other guarantees	129	31	137
Leasing obligations	1 109	480	476
Financing commitments
Customer finance commitments	166	153	180
Venture fund commitments (3)	516	253	230

The amounts above represent the maximum principal amount of commitments and contingencies.

(1) Includes pledged amount of EUR 597 million in cash constituted in connection with the obligation of Nokia’s presenting bank to guarantee the content and the irrevocable nature of Nokia’s commitments in relation to the Public Buy-Out Offer followed by the Squeeze-Out for the purchase of the remaining Alcatel-Lucent securities, pursuant to General Regulation of the French stock market authority. The amount is reported in line item available-for-sale investments, liquid assets in the consolidated statement of financial position.

(2) In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally, Nokia has issued corporate guarantees with primary obligation given directly to customers. These guarantees have been issued by Nokia Corporation for EUR 77 million (EUR 70 million at September 30, 2015 and EUR 74 million at December 31, 2015) as well as by certain Alcatel-Lucent entities for EUR 1 641 million. In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

(3) On February 21, 2016, NGP announced the closing of a new USD 350 million fund for investments in IoT companies. The fund is sponsored by Nokia and will serve to identify new opportunities to grow the ecosystem in IoT solutions. The fund IV commitment brings NGP’s total assets under management to over USD 1 billion, including USD 500 million available for new investments.

13. RELATED PARTY TRANSACTIONS, NOKIA, reported (unaudited)

Significant related party transactions with associated companies and joint ventures for the nine months ended September 30, 2016 include share of results of associated companies and joint ventures of EUR 6 million income (EUR 12 million income for the nine months ended September 30, 2015) and purchases from associated companies and joint ventures of EUR 243 million (EUR 163 million for the nine months ended September 30, 2015).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to note 1, “Accounting principles” and note 33, “Principal Group companies”, of our Annual Report on Form 20-F for 2015.

Nokia has related party transactions with a pension fund, the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund.

On January 8, 2016, Nokia confirmed the composition of the new Board of Directors and Group Leadership Team (“GLT”). The GLT continues to be chaired by Nokia’s President and CEO, Rajeev Suri, and comprises of 12 members: the President and CEO, five business group leaders and six unit leaders. During Q3 2016, one member of the GLT left Nokia reducing the total members of the GLT from 13 to 12 at the end of September 2016. Total GLT compensation has increased from 2015 following the increase in the number of GLT members.

14. INTEREST-BEARING LIABILITIES, NOKIA, reported (unaudited)

					Carrying amount (EUR million)	Carrying amount (EUR million)	Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	Nominal (million)	Final maturity	September 30, 2016	September 30, 2015	December 31, 2015
Nokia Corporation	Revolving credit facility (1)	EUR	1579	June 2019	0	0	0
Nokia Corporation	6.625% senior notes	USD	500	May 2039	470	457	467
Alcatel-Lucent USA Inc.	6.45% senior notes	USD	1360	March 2029	1 234	0	0
Alcatel-Lucent USA Inc.	6.5% senior notes	USD	300	January 2028	271	0	0
Alcatel-Lucent S.A.	0.125% OCEANE convertible bond	EUR	0	January 2020	0	0	0
Nokia Corporation	5.375% senior notes	USD	1000	May 2019	923	927	940
Nokia Corporation	6.75% senior notes	EUR	500	February 2019	531	540	539
Alcatel-Lucent S.A.	0% OCEANE convertible bond	EUR	0	January 2019	0	0	0
Nokia Corporation	5% convertible bond (2)	EUR	750	October 2017	0	708	0
Nokia Corporation and various subsidiaries	Other liabilities (3)				424	133	128
Total					3 853	2 765	2 074

(1) In June 2016 Nokia exercised its options to increase the size of the EUR 1 500 million revolving credit facility to EUR 1 579 million and to extend the maturity date from June 2018 to June 2019. The facility has a one-year extension option remaining, no financial covenants and it remains undrawn.

(2) In November 2015, Nokia exercised its option to redeem EUR 750 million convertible bonds at their principal amount outstanding plus accrued interest. Virtually all bondholders elected to convert their convertible bonds into Nokia shares before redemption.

(3) This line includes liabilities related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) of EUR 132 million (EUR 0 million at September 30, 2015 and at December 31, 2015) that have been sold to banks on a recourse basis and hence not derecognized from the consolidated statement of financial position.

In January 2016, Alcatel-Lucent S.A. repaid its EUR 190 million 8.50% senior notes. In February, 2016, Alcatel-Lucent USA Inc. redeemed its USD 650 million 4.625% notes due July 2017, USD 500 million 8.875% notes due January 2020 and USD 700 million 6.750% notes due November 2020 in accordance with their respective terms and conditions. In February 2016, Alcatel-Lucent S.A. terminated its EUR 504 million revolving credit facility. In March 2016, the Alcatel-Lucent Submarine Networks’ credit facility of EUR 74 million was repaid.

In total 211 579 445 of 2018 OCEANE convertible bonds, 57 852 372 of 2019 OCEANE convertible bonds and 72 783 038 of 2020 OCEANE convertible bonds, with nominal amounts of EUR 381 million, EUR 238 million and EUR 293 million respectively, were tendered in the French and U.S. offers for exchange into Nokia shares and converted to Alcatel-Lucent shares by Nokia following the settlement of reopened offer in February 2016. As a result of conversion, less than 15% of the 2018 OCEANE convertible bonds remained outstanding and Nokia caused Alcatel-Lucent S.A. to redeem at par value, plus accrued interest all of the outstanding 2018 OCEANE convertible bonds pursuant to the terms and conditions of the bonds.

During January and February 2016 other bondholders have converted 19 981 014 of 2018 OCEANE convertible bonds, 1 014 828 of 2019 OCEANE convertible bonds and 5 010 000 of 2020 OCEANE convertible bonds, with nominal amounts of EUR 36 million, EUR 4 million and EUR 20 million, respectively. Additionally certain bondholders exercised their right to put back 7 393 369 of 2019 OCEANE convertible bonds and 1 751 000 of 2020 OCEANE convertible bonds at par plus accrued interest for a cash consideration of EUR 30 million and EUR 7 million, respectively.

During May and June 2016 Nokia acquired in privately negotiated transactions in total 82 608 794 of 2019 OCEANE convertible bonds and 22 233 534 of 2020 OCEANE convertible bonds in consideration for an aggregate cash payment of EUR 473 million. Transactions corresponded to a unit price of EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE.

In September 2016 Nokia launched its Public Buy-Out Offer for all the securities of Alcatel-Lucent that it does not own. The Public Buy-Out Offer will be followed by a squeeze-out of the OCEANEs not tendered into the Public Buy-Out Offer. On October 2016 the AMF announced that a legal action was filed before the Paris Court of Appeal on September 30, 2016 for annulment of the AMF’s clearance decision regarding the Offer. On October 25, 2016, the AMF announced the continuation of the timetable of the Offer. Accordingly, the Public Buy-Out Offer period will end on October 31, 2016 and the Squeeze-Out will be implemented on November 2, 2016, in accordance with the General Regulation of the AMF. The financial terms of the Offer correspond to a unit price of EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE. The OCEANEs which remain outstanding at the balance sheet date are reported in line item other liabilities in the consolidated statement of financial position.

All of the remaining Nokia borrowings are senior unsecured and have no financial covenants.

15. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, NOKIA, reported (unaudited)

EUR million	Q3’16	Q3’15	Q2’16	Q1-Q3’16	Q1-Q3’15
Adjustments for (1)
Depreciation and amortization	374	79	411	1 191	244
Profit on sale of property, plant and equipment and available-for-sale investments	(12)	(15)	(54)	(78)	(144)
Income tax expense/(benefit)	116	54	(65)	(46)	241
Share of results of associated companies and joint ventures	(2)	2	(2)	(6)	(12)
Financial income and expenses	110	117	82	233	177
Transfer from hedging reserve to sales and cost of sales	6	(2)	(7)	11	53
Impairment charges	26	0	26	57	4
(Gain)/loss on the sale of businesses	0	13	(7)	(14)	13
Asset retirements	1	1	0	2	4
Share-based payment	51	14	25	91	36
Restructuring charges (2)	28	66	599	641	66
Working capital charges related to the Alcatel-Lucent purchase price allocation	61	0	98	772	0
Other income and expenses	7	20	11	24	39
Total	766	349	1 117	2 878	721
Change in net working capital
Decrease/(Increase) in short-term receivables	249	(25)	222	435	(191)
Decrease/(Increase) in inventories	122	160	(102)	(202)	173
Decrease in interest-free short-term liabilities	(652)	(56)	(1 012)	(2 991)	(1 089)
Total	(281)	79	(892)	(2 758)	(1 107)

(1) Adjustments for continuing and discontinued operations.

(2) The adjustments for restructuring charges represent the non-cash portion of the restructuring charges recognized in the consolidated income statement.

Net cash and other liquid assets

	September 30, 2016	September 30, 2015	June 30, 2016	December 31, 2015
Investments at fair value through profit and loss, liquid assets	481	583	747	687
Available-for-sale investments, liquid assets	2 023	1 752	1 791	2 167
Cash and cash equivalents	6 887	4 551	8 449	6 995
Total cash and other liquid assets	9 392	6 886	10 987	9 849

Long-term interest-bearing liabilities	3 518	2 702	3 593	2 023
Short-term interest-bearing liabilities	335	64	318	51
Interest-bearing liabilities	3 853	2 766	3 910	2 074

Net cash and other liquid assets	5 539	4 120	7 077	7 775

16. SUBSEQUENT EVENTS, reported (unaudited)

New expiration date announced for Nokia’s public buy-out offer for Alcatel-Lucent securities; Squeeze-out expected to occur on November 2, 2016

On October 4, 2016 the French stock market authority AMF announced that a legal action was filed before the Paris Court of Appeal (the “Court”) on September 30, 2016 for annulment of its clearance decision regarding the Public Buy-Out Offer, which would be followed by the Squeeze-Out, for all remaining securities of Alcatel-Lucent.

On October 25, 2016, the AMF announced the continuation of the timetable of the Offer and, accordingly, the Public Buy-Out Offer period will end on October 31, 2016 and the Squeeze-Out will be implemented on November 2, 2016. In connection with the continuation of the timetable, as a precautionary measure, Nokia has agreed to certain commitments that are in force until the decision of the Court, and in the event that the AMF’s clearance decision would be nullified or amended by the Court.

The legal challenge filed before the Court against the AMF’s clearance decision regarding the Offer is still pending and the Court is expected to issue a decision during the first quarter of 2017. Nokia believes that the Offer complies with all applicable laws and regulations and that the legal challenge is without merit.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) our ability to squeeze out the remaining Alcatel Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel Lucent; C) expectations, plans or benefits related to our strategies and growth management; D) expectations, plans or benefits related to future performance of our businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint-ventures or the creation of joint-ventures, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities, including the implications of the legal action brought against the French stock market authority’s (Autorité des marchés financiers) clearance decision on Nokia’s proposed public buy-out offer followed by a squeeze-out; K) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) our ability to complete the purchases of the remaining outstanding Alcatel Lucent securities and realize the benefits of the public exchange offer for all outstanding Alcatel Lucent securities, and the outcome of the decision by the French Court of Appeal in relation to the clearance decision of Nokia’s proposed public buy-out offer and squeeze-out; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations, as well as hedging activities; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies or failures to create planned joint ventures; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

These financial statements were authorized for issue by management on October 26, 2016.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to hold its Capital Markets Day in Barcelona on November 15, 2016.

•                  Nokia plans to publish its fourth quarter and annual 2016 results on February 2, 2017.

•                  Nokia’s Annual General Meeting 2017 is planned to be held on May 23, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal